Exhibit 2.1
EXECUTION VERSION
PURCHASE AGREEMENT
AMONG
ETP-REGENCY MIDSTREAM HOLDINGS, LLC,
LDH ENERGY ASSET HOLDINGS LLC
AND
LOUIS DREYFUS HIGHBRIDGE ENERGY LLC,
and for the limited purposes of Sections 6.01(c), 6.02 and 6.17 only,
ENERGY TRANSFER PARTNERS, L.P.,
and for the limited purposes of Sections 6.01(c) and 6.02 only,
REGENCY ENERGY PARTNERS LP
DATED AS OF MARCH 22, 2011

i

TABLE OF CONTENTS
(Continued)

ii

TABLE OF CONTENTS
(Continued)
Exhibit A Transition Services Agreement

iii

PURCHASE AGREEMENT
     PURCHASE AGREEMENT (this “Agreement”), dated as of March 22, 2011, among ETP-Regency Midstream Holdings, LLC, a Delaware limited liability company (“Buyer”), LDH Energy Asset Holdings LLC, a Delaware limited liability company (the “Company”), and Louis Dreyfus Highbridge Energy LLC, a Delaware limited liability company (“Seller”), and for the limited purposes of Sections 6.01(c), 6.02 and 6.17 only, Energy Transfer Partners, L.P., a Delaware limited partnership (“Energy Transfer”), and for the limited purposes of Sections 6.01(c) and 6.02 only, Regency Energy Partners LP, a Delaware limited partnership (“Regency”).
W I T N E S S E T H :
     WHEREAS, Seller owns 100% of the outstanding membership interests (the “Interests”) of the Company; and
     WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Interests, upon the terms and subject to the conditions set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
          Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:
               “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that after the Closing Date the Company and its Subsidiaries shall not be considered Affiliates of Seller and the Company and its Subsidiaries shall be deemed Affiliates of Buyer; and provided, further, that for the avoidance of doubt, for all purposes under this Agreement, Regency shall be considered an Affiliate of Buyer.
               “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted or issued by a Governmental Authority that is binding upon or applicable to such Person or its assets.
               “Approved Leave” shall mean the period of an Offered Employee’s authorized absence from work approved by Seller in accordance with its normal policies and practices (including approved absences for short-term disability, illness, military leave and qualifying leave under the Family Medical Leave Act), which begins on or before the Closing Date and ends, except with respect to any Offered Employee on military leave, not later than 84 days after the inception of such leave, and the particulars of which (including the name of the Offered Employee, the reason for the leave, the beginning and ending date of the authorized leave) are provided to Buyer in writing at the effective time of this Agreement and supplemented, revised and updated in writing by Seller as different or additional information becomes available. In addition, all Approved Leave is pursuant to and consistent with Seller’s normal policies and practices.
               “Balance Sheet Date” means December 31, 2010.
               “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
               “Cash” means the cash and cash equivalents of the Company and its Subsidiaries, including funds in transit, determined in accordance with GAAP.
               “Closing Date” means the date of the Closing.
               “Coal Assets” shall mean the equity interests in the Coal Subsidiaries, and the properties and assets of the Coal Subsidiaries.
               “Coal Subsidiaries” shall mean LDH Energy Coal Resources LLC, a Delaware limited liability company, and LDH Energy Cyrus River Terminal LLC, a Delaware limited liability company.
               “COBRA” means Section 4980B of the Code and part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.
               “Code” means the United States Internal Revenue Code of 1986, as amended.
               “Company Employee Plan” means any Employee Plan, whether existing or terminated, (i) that provides or provided benefits to any current or former employee, director or independent contractor of the Company or of any ERISA Affiliate of the Company or any beneficiary thereof, or in which any such employee, director or independent contractor participated, (ii) of which the Company or any ERISA Affiliate of the Company is or was a sponsor or an adopting employer, or (iii) to which Company or any ERISA Affiliate of Company made or was obligated to make any contribution; in each case with respect to which the Company or any Subsidiary has or would reasonably be expected to have any Liability post-Closing.
               “Company Intellectual Property Rights” means Intellectual Property Rights owned by the Company or any Subsidiary.
               “Contract” means any written note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other legally binding instrument or contractual obligation (other than any Right-of-Way).
               “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
               “Disclosure Schedules” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Seller to Buyer prior to the execution and delivery of this Agreement.
               “Employee” means each of the individuals set forth in Section 4.15(b) of the Disclosure Schedules.
               “Employee Plan” means each and every “employee benefit plan” within the meaning of Section 3(3) of ERISA (including any Multiemployer Plan), employment, deferred compensation, change in control, severance, termination, loan, employee benefit, retention, bonus, pension, profit sharing, savings, retirement, welfare, incentive compensation, stock or equity-based compensation, stock purchase, stock or equity appreciation, fringe benefit, vacation, paid time off, reimbursement or other similar agreement, plan, program, policy, understanding or arrangement, whether or not written.
               “Environmental Laws” means any Applicable Law relating to the protection of the environment, natural resources, wildlife or human health (to the extent relating to exposure to Hazardous Materials).
               “Environmental Permits” means any and all permits, licenses, registrations, approvals, exemptions and any other authorization in each case required under any Environmental Law.
               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
               “ERISA Affiliate” of any entity means any other entity or any trade or business (whether or not incorporated) which, together with such entity, would at any relevant time constitute a single employer under Section 414 of the Code.
               “Exchange Act” means the Securities Exchange Act of 1934, as amended.
               “Excluded Businesses” means the Coal Subsidiaries and the Coal Assets.
               “GAAP” means generally accepted accounting principles in the United States, consistently applied.
               “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental entity, authority, department, court or agency, including any political subdivision thereof, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, and including any arbitrating body, commission or quasi-governmental authority or self-regulating organization of competent authority exercising or enlisted to exercise similar power or authority.

               “Hazardous Materials” means any substance, whether solid, liquid or gaseous, (i) that is listed, defined or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “hazardous substance,” “toxic substance,” “pollutant,” or “contaminant” by any applicable Environmental Laws, or (ii) that is or contains polychlorinated biphenyls, ureaformaldehyde insulation, asbestos, petroleum or petroleum products.
               “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
               “Indebtedness” means, without duplication, (i) any obligations of the Company and its Subsidiaries for borrowed money (including accrued and unpaid interest and unamortized debt discount), (ii) any other obligation or other liability of the Company or its Subsidiaries that is evidenced by a note, bond (other than a surety bond), debenture, or bankers acceptance, (iii) any indebtedness of the Company or its Subsidiaries under any capital leases and (iv) all obligations of the Company and its Subsidiaries in respect of any letters of credit (to the extent drawn).
               “Intellectual Property Right” means rights in any of the following to the extent subject to protection under Applicable Law: (i) trademarks, service marks, trade dress, trade names and logos; (ii) patents; (iii) copyrights; (iv) Internet domain names; (v) trade secrets and other proprietary and confidential information; and (vi) any registrations or applications for registration for any of the foregoing.
               “knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of George Ferris, Michael Dowling and Joseph E. Rothbauer; provided that “actual knowledge” shall be deemed to include the knowledge that any such person has after having made reasonable inquiry of his or her direct reports, which Seller acknowledges each such person shall have an obligation to make.
               “Liability” means any liability, claim or obligation of any kind or nature, whether known or unknown, absolute, contingent or otherwise, whether due or to become due or whether presently in existence or hereafter arising, including damages.
               “Licensed Intellectual Property Right” means any Intellectual Property Rights owned by a Third Party that are licensed to the Company or any Subsidiary.
               “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
               “Material Adverse Effect” means any change, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, events, circumstances, developments and occurrences, is or would reasonably be expected to be materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any change, event, circumstance, development or occurrence to the extent resulting from, arising out of or relating to (a) this Agreement (including the execution and announcement thereof and compliance with the terms set forth herein) or the transactions contemplated hereby, but excluding any right of first refusal, right of first offer or preferential right to purchase that occurs, becomes exercisable or is otherwise triggered upon or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, (b) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (c) changes in prices or market conditions for energy commodities, (d) changes in economic, market, financial, regulatory or political conditions generally, (e) any national or international event or occurrence, including acts of war, terrorism, earthquakes, hurricanes, tornadoes or other natural disasters, (f) changes in Applicable Law or GAAP, (g) seasonal fluctuations generally affecting the Company or any of its Subsidiaries or the industries in which the Company and its Subsidiaries operate, or (h) the failure of the Company or any of its Subsidiaries to meet any internal forecasts or budgets for any period prior to, on or after the date of this Agreement, except to the extent any of the changes, events, circumstances, developments or occurrences referred to in clauses (b), (c), (d), (f) or (g) above materially and disproportionately impact the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate (in which event the extent of such material and disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred).
               “Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
               “Net Working Capital” means an amount equal to the current assets (excluding Cash) of the Company and its Subsidiaries, on a consolidated basis, minus the current liabilities (excluding Indebtedness and Accrued Vacation Liability) of the Company and its Subsidiaries, on a consolidated basis, to the extent such assets and liabilities are included in the line items described in Section 2.03 of the Disclosure Schedules hereto and in each case calculated in a manner consistent with the methodology and example set forth therein and with the provisions of Section 2.03 hereof.
               “Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments or modifications thereto.
               “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
               “Release” means, when referring to Hazardous Materials, any release, spill, leak, discharge, disposal of, pumping, pouring, emitting, emptying, injecting, escaping, leaching, or dumping into the air, soil or water.
               “Representatives” means, with respect to any Person, the officers, directors, employees, agents, accountants, advisors, bankers and other representatives of such Person.
               “Secured Indebtedness” means the Indebtedness outstanding under that certain Credit Agreement, dated as of December 2, 2009, among LDH Energy Asset Holdings II LLC, as Borrower, UBS AG, Stamford Branch, as Administrative Agent, UBS Securities LLC, Wells

Fargo Securities LLC and RBS Securities LLC, as Arrangers and the other agents and lenders party thereto.
               “Securities Act” means the Securities Act of 1933, as amended.
               “Seller Employee Plan” means any Employee Plan, whether existing or terminated, (i) that provides or provided benefits to any current or former employee, director or independent contractor of Seller or of any ERISA Affiliate of Seller or any beneficiary thereof, or in which any such employee, director or independent contractor participated, (ii) of which Seller or any ERISA Affiliate of Seller is or was a sponsor or an adopting employer, or (iii) to which Seller or any ERISA Affiliate of Seller made or was obligated to make any contribution or with respect to which Seller or any ERISA Affiliate of Seller has or would reasonably be expected to have any Liability.
               “Seller’s Names and Marks” means the names and marks “LDH Energy Asset Holdings LLC,” “LDH” and “LDH ENERGY” (including the LDH ENERGY logo) and any Internet domain comprising the foregoing, and all formatives thereof as used by Seller in connection with the conduct of the business of the Company and its Subsidiaries (including through the Company).
               “Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, managers or other persons performing similar functions of such entity or its general partner (if a partnership) are directly or indirectly owned or controlled by the Company; provided, however, that the Coal Subsidiaries shall not be considered Subsidiaries for purposes hereof.
               “Target Net Working Capital” means negative Ten Million Dollars.
               “Tax” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax, and additional amounts imposed with respect thereto) imposed by any Governmental Authority.
               “Tax Return” means any return, declaration, report, statement, information statement, and other document required to be filed with respect to Taxes.
               “Third Party” means any Person other than Seller, Buyer or any of their respective Affiliates.
               “Transaction Documents” means this Agreement, the Guarantee, the Transition Services Agreement and that certain Letter Agreement, dated as of the date hereof, among Seller, Buyer, Energy Transfer and Regency.
               “Transition Services Agreement” means a transition services agreement between Seller and Buyer substantially in the form attached hereto as Exhibit A.
               “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
               “WARN” means the Federal Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local law.
               (b) Each of the following terms is defined in the Section set forth opposite such term:

Accrued Vacation Liability	6.09	(h)
Agreement	Preamble
Asset Acquisition Statement	2.04
Books and Records	6.02	(d)
Buyer	Preamble
Buyer Savings Plan	6.09	(e)
Buyer Warranty Breach	9.02	(b)
Buyer Welfare Benefit Plan	6.09	(f)
Capex Budget	6.01	(b)
Closing	2.02
Closing Balance Sheet	2.03	(b)
Closing Cash	2.03	(b)
Closing Indebtedness	2.03	(b)
Closing Net Working Capital	2.03	(b)
Closing Purchase Price	2.01	(b)
COBRA Obligations	6.09	(g)
Company	Preamble
Company’s Severance Plan	6.09	(d)
Confidentiality Agreement	6.02	(b)
Covered Employee	6.14
Creditors’ Rights	3.02
Current Representation	10.13	(a)
Damages	9.02	(a)
Designated Person	10.13	(a)
Employer	6.09	(a)
Employment Date	6.09	(a)
Energy Transfer	Preamble
Estimated Cash	2.03	(a)
Estimated Closing Net Working Capital	2.03	(a)
Estimated Indebtedness	2.03	(a)
FERC	4.10
Final Cash	2.03	(e)
Final Indebtedness	2.03	(e)
Final Net Working Capital	2.03	(e)
Final Purchase Price	2.01	(b)
Financial Statements	4.06	(a)
Fundamental Representations	9.01
Guarantee	6.17

Indemnified Party	9.03	(a)
Indemnifying Party	9.03	(a)
Independent Accounting Firm	2.03	(b)
Interests	Recitals
Material Contracts	4.09	(c)
Net Adjustment Amount	2.03	(e)
Objection Notice	2.03	(b)
Offer Letter	6.09	(a)
Offered Employees	6.09	(a)
Payoff Letter	2.03	(a)
Permits	4.11	(b)
Permitted Liens	4.12	(a)
Post-Closing Representation	10.13	(a)
Pre-Closing Period	6.10	(b)
Pre-Closing Straddle Period	6.10	(c)
Pro Forma Financial Statements	4.06	(b)
Purchase Price Adjustments	2.03	(e)
Qualifying Buyer Warranty Breach	9.02	(b)
Qualifying Offer	6.09	(a)
Qualifying Warranty Breach	9.02	(a)
Regency	Preamble
Revised Statements	2.04
Right-of-Way	4.12	(b)
Seller	Preamble
Seller Savings Plan	6.09	(e)
Straddle Period	6.10	(b)
Straddle Period Return	6.10	(b)
Tax Context Claims	6.10	(f)
Termination Date	8.01	(b)
Third-Party Claim	9.03	(a)
Title Policy	4.12	(a)
Transfer Taxes	6.10	(a)
Transferred Employee	6.09	(a)
Warranty Breach	9.02	(a)
          Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law or any rules and regulations promulgated thereunder or to any and all Applicable Laws shall be deemed to mean such statute, law, rule or regulation or Applicable Laws as of the relevant date and shall include any such statute, law, rule or regulation or Applicable Laws as amended through such relevant date.
ARTICLE 2
PURCHASE AND SALE
          Section 2.01. Purchase and Sale. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Interests to Buyer, and Buyer shall purchase the Interests from Seller, in exchange for the aggregate cash consideration described herein. The aggregate cash consideration to be paid to Seller by Buyer for the purchase of the Interests shall be the Final Purchase Price, an estimate of which, the Closing Purchase Price, shall be payable at Closing as provided in Section 2.02.
               (b) For purposes of this Agreement, the term “Closing Purchase Price” means (i) $1,925,000,000 minus (ii) the amount of the Secured Indebtedness minus (iii) the amount of Estimated Indebtedness plus (iv) the amount of Estimated Cash minus (v) the absolute value of the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital determined in accordance with Section 2.03(a) plus (vi) the absolute value of the amount, if any, by which the Estimated Closing Net Working Capital as determined in accordance with Section 2.03(a) exceeds the Target Net Working Capital minus (vii) the value of the Accrued Vacation Liability. The Closing Purchase Price as finally adjusted pursuant to Section 2.03 below is referred to herein as the “Final Purchase Price.”
          Section 2.02. Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Interests hereunder shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York, as soon as possible, but in no event later than two (2) Business Days, after satisfaction or, to the extent permitted by Applicable Law, waiver of all of the conditions set forth in Article 7 (other than any conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time or place as Buyer and Seller may agree in writing. At the Closing:
               (a) Buyer shall deliver to Seller (or one or more Affiliates of Seller as designated prior to the Closing by Seller) an amount equal to the Closing Purchase Price in immediately available funds by wire transfer to an account of Seller (or one or more Affiliates of Seller as designated prior to the Closing by Seller) designated by Seller to Buyer in writing not less than two (2) Business Days prior to the Closing Date;

               (b) Seller shall deliver an instrument in form and substance reasonably satisfactory to Buyer assigning the Interests to Buyer;
               (c) Seller shall deliver or cause to be delivered to Buyer a certification to the effect that it is not a “foreign person” within the meaning of Section 1445 of the Code; and
               (d) Buyer shall repay or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge fully the then-outstanding balance of the Secured Indebtedness.
          Section 2.03. Closing Estimates; Final Purchase Price. (a) At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement including (i) the amount of Secured Indebtedness to be outstanding at Closing and (ii) a good faith estimate of the Company’s (x) Net Working Capital (the “Estimated Closing Net Working Capital”), (y) Indebtedness, excluding Secured Indebtedness (the “Estimated Indebtedness”) and (z) Cash (the “Estimated Cash”), each determined as of the close of business on the day prior to the Closing Date (and without giving effect to the transactions contemplated herein), based on the Company’s books and records and other information available at the time and calculated on a basis consistent with Section 2.03 of the Disclosure Schedules. Such statement shall be accompanied by a payoff letter (the “Payoff Letter”) with respect to the Secured Indebtedness, which Payoff Letter shall be in form reasonably satisfactory to Buyer and shall contain customary terms, which may include (A) the payoff amount, including principal, accrued but unpaid interest, fees, prepayment costs or penalties, make-whole premiums or similar costs (including a per diem amount or calculation through the day immediately preceding the Closing Date) of the Secured Indebtedness to which it relates, (B) authorize Buyer, following the payment in full of such Secured Indebtedness, to file any financing statements or take any other actions necessary to terminate any outstanding Liens relating to such Indebtedness, and (C) state that upon payment in full of the Secured Indebtedness to which it relates, all Liens related to such Secured Indebtedness will be released and the Company shall have no further Liability related to such Indebtedness other than customary indemnification obligations.
               (b) As promptly as practicable after the Closing, but in no event later than forty-five (45) days after the Closing Date, Seller shall prepare and deliver to Buyer a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”), which shall be prepared in accordance with GAAP (provided that the Closing Balance Sheet and Closing Net Working Capital shall (i) be based exclusively on the facts and circumstances as they exist as of the close of business on the day immediately preceding the Closing Date and shall exclude the effects of any event, act, change in circumstances or similar development arising or occurring thereafter (including on the Closing Date), (ii) not reflect, directly or indirectly, any additional reserve or accrual that is not reflected in the Financial Statements and (iii) need not contain footnote disclosures) and, in the case of the Net Working Capital, Indebtedness and Cash, be determined on a basis consistent with Section 2.03 of the Disclosure Schedules and the accounting principles and practices used or referred to herein and therein, in the same way, using the same methodologies, principles, conventions, policies and procedures (including any exclusions or deviations from GAAP and the methodology used by the Company with respect to accruals and reserves used to prepare the estimates described in Section 2.03(a)) that the

Company used in calculating the Estimated Closing Net Working Capital, Estimated Indebtedness and Estimated Cash, and, on that basis, set forth Seller’s calculation of Net Working Capital (the “Closing Net Working Capital”), Indebtedness (the “Closing Indebtedness”) and Cash (the “Closing Cash”). To the extent any actions on or following the Closing with respect to the accounting books and records of the Company and its Subsidiaries on which the Closing Balance Sheet and the foregoing calculations are to be based are not consistent with the Company’s past practices, such changes shall not be taken into account in preparing the Closing Balance Sheet or calculating the Closing Net Working Capital, Closing Indebtedness and Closing Cash. In order for Seller to prepare the Closing Net Working Capital, Closing Indebtedness and Closing Cash, Buyer and the Company shall, and Buyer shall cause the Company to, (i) permit Seller and its Representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) and shall cooperate with Seller and its Representatives in seeking to obtain work papers from Buyer and the Company pertaining to or necessary for the preparation of the Closing Balance Sheet and the calculation of the Closing Net Working Capital, Closing Indebtedness and Closing Cash and provide Seller with copies thereof (as reasonably requested by Seller) and (ii) provide Seller and its Representatives reasonable access to Buyer’s and the Company’s and its Subsidiaries’ employees and accountants as reasonably requested by Seller. If Buyer disagrees with any part of Seller’s calculation of the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash, as set forth on the Closing Balance Sheet, Buyer shall, within thirty (30) days after Buyer’s receipt of the Closing Balance Sheet, notify Seller in writing of such disagreement by setting forth Buyer’s calculation of the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash, as applicable, and describing the basis for such disagreement (an “Objection Notice”). In order for Buyer to review the Closing Net Working Capital, Closing Indebtedness and Closing Cash, Seller shall (i) permit Buyer and its Representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) and shall cooperate with Buyer and its Representatives in seeking to obtain work papers from Seller pertaining to or used in connection with the preparation of the Closing Balance Sheet and the calculation of the Closing Net Working Capital, Closing Indebtedness and Closing Cash and provide Buyer with copies thereof (as reasonably requested by Buyer) and (ii) provide Buyer and its Representatives reasonable access to Seller’s employees and accountants as reasonably requested by Buyer. If an Objection Notice is delivered to Seller, then Buyer and Seller shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash. In the event that Buyer and Seller are unable to resolve all such disagreements within thirty (30) days after Seller’s receipt of such Objection Notice, Buyer and Seller shall submit such remaining disagreements to PricewaterhouseCoopers LLP, or another nationally recognized certified public independent accounting firm as is reasonably acceptable to Buyer and Seller (the “Independent Accounting Firm”).
               (c) Buyer and Seller shall use commercially reasonable efforts to cause the Independent Accounting Firm to resolve all remaining disagreements with respect to the computation of the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash identified in the Objection Notice as soon as practicable, but in any event shall direct the Independent Accounting Firm to render a determination within thirty (30) days after its retention. The Independent Accounting Firm shall consider only those items and amounts in Buyer’s and Seller’s respective calculations of the Closing Net Working Capital, Closing Indebtedness and/or

Closing Cash that are identified as being items and amounts as to which Buyer and Seller have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accounting Firm’s determination of the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash, as the case may be, shall be based solely on written materials submitted by Buyer and Seller (i.e., not on independent review) and on the definition of “Net Working Capital,” “Closing Indebtedness,” and “Closing Cash” included herein. The determination of the Independent Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review, absent manifest error.
               (d) The costs and expenses of the Independent Accounting Firm in determining the Closing Net Working Capital, Closing Indebtedness and/or Closing Cash, as the case may be, shall be borne 50% by Buyer and 50% by Seller.
               (e) Within five (5) Business Days after the Closing Net Working Capital, Closing Cash and Closing Indebtedness are finally determined pursuant to this Section 2.03:
               (i) if the Net Adjustment Amount is positive, Buyer shall promptly deliver to Seller the Net Adjustment Amount;
               (ii) if the Net Adjustment Amount is negative, Seller shall promptly deliver to Buyer the absolute value of the Net Adjustment Amount; and
               (iii) any payment to be made pursuant to this Section 2.03(e) (the “Purchase Price Adjustments”) shall include interest on the excess or deficiency, as applicable, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, divided by 360. All Purchase Price Adjustments, other than payments of stated interest, shall (x) be treated by all parties for Tax purposes as adjustments to the Final Purchase Price and (y) be made by wire transfer of immediately available funds to the account(s) designated by Buyer and/or Seller, as applicable. The obligations of Seller described in this Section 2.03(e) shall be the sole and exclusive remedy of Buyer for any and all claims arising under this Agreement with respect to this Section 2.03(e).
               (iv) For purposes of this Agreement, the “Net Adjustment Amount” shall mean an amount equal to (1) the excess, if any, of the Closing Net Working Capital as finally determined pursuant to this Section 2.03 (“Final Net Working Capital”) over the Estimated Closing Net Working Capital, minus (2) the excess, if any, of the Estimated Closing Net Working Capital over the Final Net Working Capital, plus (3) the excess, if any, of the Closing Cash as finally determined pursuant to this Section 2.03 (“Final Cash”) over the Estimated Cash, minus (4) the excess, if any, of the Estimated Cash over the Final Cash, minus (5) the excess, if any, of the Closing Indebtedness as finally determined pursuant to this Section 2.03 (“Final Indebtedness”) over the sum of the Secured Indebtedness and Estimated Indebtedness, plus (6) the excess, if any, of the sum of the Secured Indebtedness and the Estimated Indebtedness over the Final Indebtedness.
          Section 2.04. Purchase Price Allocation. The sale and purchase of the Interests shall be treated for Tax purposes as the sale and purchase of the assets of the Company (except that for franchise Tax purposes in the State of Texas the sale and purchase shall be treated as a sale of Interests) and no party hereto or any controlled Affiliate thereof shall take any position inconsistent with such treatment. Seller and Buyer agree that the Final Purchase Price (and any assumed liabilities as determined for Tax purposes) will be allocated among the assets of the Company for all Tax purposes in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. No later than ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer for Buyer’s review and approval, a copy of the Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) allocating the Final Purchase Price (and any assumed liabilities as determined for Tax purposes) among the Company’s assets. Seller shall prepare and deliver to Buyer, from time to time, for Buyer’s review and approval revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to reflect any matters on the Asset Acquisition Statement that need updating (including Purchase Price Adjustments, if any). Within thirty (30) days of delivery of the Asset Acquisition Statement or the Revised Statements, as the case may be, Buyer shall review such statements; and if Buyer agrees on the allocation of the Final Purchase Price (and any assumed liabilities as determined for Tax purposes) (which shall be evidenced by an Asset Acquisition Statement or the Revised Statements signed by each of Buyer and Seller), Buyer, Seller and their respective controlled Affiliates shall file all Tax Returns and information reports in a manner consistent with such agreed allocation and shall take no position inconsistent therewith. In the event that Buyer and Seller are unable to agree on such allocation within thirty (30) days after the delivery of the Asset Acquisition Statement or the Revised Statements, as the case may be, the parties shall negotiate in good faith to reach agreement. In the event that the parties cannot reach an agreement on the disputed allocations, Buyer and Seller shall submit the disputed allocations for resolution to the Independent Accounting Firm, which shall, within thirty (30) days after submission, report to the parties hereto its determination on such disputed allocations. The allocations determined by the Independent Accounting Firm shall be conclusive and binding upon Buyer and Seller, and Buyer, Seller and their respective controlled Affiliates shall file all Tax Returns and information reports (including, without limitation, Form 8594) in a manner consistent with such determination. Each of Buyer and Seller shall bear all fees and costs incurred by it in connection with the disputed allocations, except that all costs and expenses of the Independent Accounting Firm relating to the disputed allocations shall be borne equally by Buyer and Seller.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING SELLER
     Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer, as of the date hereof, as follows:
          Section 3.01. Corporate Existence and Power. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware and has all limited liability company powers required to carry on its business as now conducted. Seller has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.
          Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the limited liability company powers of Seller and have been duly authorized by all necessary limited liability company action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller, and each of the other Transaction Documents will be duly and validly executed and delivered by Seller, and this Agreement constitutes (assuming this Agreement is a valid and binding obligation of Buyer), and each of the other Transaction Documents entered into or to be entered into at the Closing by it will constitute when entered into (assuming such Transaction Document is a valid and binding obligation of Buyer), a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).
          Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no approval or consent of, or filing or notification by Seller with or to, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; and (ii) any such approvals, consents, notifications or filings, the absence or omission of which would not, individually or in the aggregate, constitute a Material Adverse Effect or reasonably be expected to materially impair or materially delay the ability of Seller to consummate the transactions contemplated hereby.
          Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with the Organizational Documents of Seller, (ii) assuming compliance with the matters referred to in Section 3.03, violate or conflict with any Applicable Law, (iii) require any consent, approval or other action by any Person under, constitute a breach of or default under (or an event that, with notice or lapse of time or both, would constitute such a breach of or default under), result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any Contract binding upon Seller or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or its Subsidiaries, except, in the cases of clauses (ii), (iii) and (iv), for any such violations, conflicts, absences of consent, defaults, events, rights, losses or Liens that do not, individually or in the aggregate, constitute a Material Adverse Effect or materially impair or materially delay the ability of Seller to consummate the transactions contemplated hereby.

          Section 3.05. Interests. Seller is the record and beneficial owner of the Interests, free and clear of any and all (i) Liens (other than Liens to be discharged at Closing and transfer restrictions under Applicable Law), (ii) transfer restrictions (other than any such transfer restrictions under Applicable Law or its Organizational Documents), and (iii) voting agreements, voting restrictions and other agreements or arrangements with respect to the ownership, voting, control or transfer of such Interests. Seller has the right, authority and power to sell, assign and transfer the Interests to Buyer. At the Closing, Seller shall transfer, and upon Buyer’s payment of the Final Purchase Price and registration of the Interests in the name of Buyer in the books and records of the Company, Buyer shall acquire, good and valid title to the Interests, free and clear of any Lien other than Liens created by Buyer and transfer restrictions under Applicable Law.
          Section 3.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement where such fee or commission would be payable by Buyer or any of its Affiliates. For the avoidance of doubt, the fees of Goldman, Sachs & Co. and Barclays Capital Inc. will be paid by Seller pursuant to a separate agreement.
          Section 3.07. Exclusivity of Representations and Warranties. Neither Seller nor any of its Affiliates or Representatives is making any representation or warranty on behalf of Seller or its Affiliates (other than the Company and its Subsidiaries) of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article 3, and Seller hereby disclaims any such other representations or warranties.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
     Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer, as of the date hereof, as follows (it being understood that no representation or warranty under this Article 4 shall be deemed to be made with respect to the Coal Assets):
          Section 4.01. Corporate Existence and Power. (a) Each of the Company and its Subsidiaries is a limited liability company, limited partnership, or other entity, as the case may be, duly formed, validly existing and in good standing under the laws of the state of its formation and has all limited liability company, partnership or other similar powers required to carry on its business as now conducted. The Company has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations thereunder and hereunder.
               (b) Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company, limited partnership or other applicable entity and is in good standing in each jurisdiction where such qualification is necessary, except for any failures to be so qualified that do not constitute, individually or in the aggregate, a Material Adverse Effect.
          Section 4.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the Company’s limited liability company power and have been duly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company, and each of the other Transaction Documents will be duly and validly executed and delivered by the Company, and this Agreement constitutes (assuming this Agreement is a valid and binding obligation of Buyer), and each of the other Transaction Documents entered into or to be entered into at the Closing by the Company will constitute when entered into (assuming such Transaction Document is a valid and binding obligation of Buyer), a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.
          Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no approval or consent of, or filing or notification by the Company or any Subsidiary with or to, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act; (ii) any such approvals, consents, notifications or filings the absence or omission of which would not, individually or in the aggregate, constitute a Material Adverse Effect or would not reasonably be expected to materially impair or materially delay the ability of the Company to consummate the transactions contemplated hereby; and (iii) any such approvals, consents, notifications or filings as may be necessary as a result of any facts relating to Buyer or any of its Affiliates.
          Section 4.04. Capitalization; Ownership. (a) All of the Company’s authorized and outstanding equity interests are owned by Seller, and the Interests constitute all of the issued and outstanding membership interests in the Company. All of the Company’s issued and outstanding membership interests were duly authorized and validly issued, and are fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act). None of the Company’s issued and outstanding membership interests were issued in violation of any contractual preemptive rights. Except for the rights created pursuant to this Agreement, there are no outstanding (A) options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the right to subscribe for or purchase membership interests in the Company or obligating the Company to issue or sell any membership interests or other interests in the Company or (B) stock appreciation, phantom stock, or profit participation rights with respect to the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any membership interests in the Company or to provide funds to, or make any investment in, any other Person.
               (b) Except for its ownership of equity interests in its Subsidiaries and the Coal Subsidiaries, neither the Company nor any Subsidiary owns any equity interests or other securities in any other Person. A true and complete list, as of the date hereof, of each Subsidiary, its jurisdiction of formation, its authorized, issued and outstanding equity interests, and the equityholders thereof is set forth in Section 4.04(b) of the Disclosure Schedules. Except as set forth in Section 4.04(b) of the Disclosure Schedules, all of the issued and outstanding equity interests in each Subsidiary are owned, beneficially and of record, directly by the Company or another Subsidiary wholly owned by the Company, free and clear of any and all (i) Liens (other than Liens to be discharged at Closing and transfer restrictions under Applicable Law), (ii) transfer restrictions (other than any such transfer restrictions under Applicable Law or its Organizational Documents) and (iii) voting agreements, voting restrictions and other agreements or arrangements with respect to the ownership, voting, control or transfer of such equity interests. All such issued and outstanding equity interests were duly authorized and validly issued and are fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act or Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). None of such issued and outstanding equity interests were issued in violation of any contractual preemptive rights. There are no outstanding (A) options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the right to subscribe for or purchase any equity interests in any Subsidiary or obligating any Subsidiary to issue or sell any equity interests in such Subsidiary or (B) stock appreciation, phantom stock, or profit participation rights with respect to any Subsidiary. There are no outstanding contractual obligations of any Subsidiary to repurchase, redeem or otherwise acquire any equity interests in such Subsidiary or to provide funds to, or make any investment in, any other Person.
          Section 4.05. Noncontravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03, violate or conflict with any Applicable Law applicable to the Company or any of its Subsidiaries, (iii) require any consent, approval or other action by any Person under, constitute a breach of or default under (or an event that, with notice or lapse of time or both, would constitute such a breach of or default under), result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any Contract binding upon the Company or any Subsidiary or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien), except in the cases of clauses (ii), (iii) and (iv), for any such violations, conflicts, absences of consent, defaults, events, rights, losses or Liens that do not, individually or in the aggregate, constitute a Material Adverse Effect or materially impair or materially delay the ability of the Company to consummate the transactions contemplated hereby or that arise as a result of any facts or circumstances relating to Buyer or its Affiliates.
          Section 4.06. Financial Statements. (a) Copies of the audited consolidated balance sheet of the Company and its Subsidiaries (including, for this Section 4.06(a) only, the Coal Subsidiaries) as at December 31, 2009, and December 31, 2010, and the related audited consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries, together with all related notes, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), are attached hereto as Section 4.06(a) of the Disclosure Schedules. Each of the Financial Statements has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.
               (b) Section 4.06(b) of the Disclosure Schedules contains an unaudited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2009, and December 31, 2010, and the related unaudited consolidated statements of income and changes in financial position of the Company and its Subsidiaries as adjusted to give pro forma effect to exclusion of the Coal Subsidiaries. The unaudited financial statements adjusted in accordance with the preceding sentence are referred to herein as the “Pro Forma Financial Statements.” The Pro Forma Financial Statements fairly present, in all material respects, the financial position and results of operations of the Company and its Subsidiaries as of the date and for the period indicated therein.
          Section 4.07. Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have in all material respects conducted their business in the ordinary course consistent with past practice and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth in Section 4.07 of the Disclosure Schedules, since the Balance Sheet Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has:
               (a) amended its Organizational Documents;
               (b) transferred, issued, sold or disposed of any of its capital stock or other equity interests (including any options, warrants, or other securities convertible into or exercisable or exchangeable for such equity interests, or other rights of any kind with respect to its capital stock or other equity interests);
               (c) redeemed or repurchased, or otherwise acquired, any shares of its capital stock or other equity interests (including any options, warrants, or other securities convertible into or exercisable or exchangeable for such equity interests, or other rights of any kind with respect to its capital stock or other equity interests), or declared, set aside, made or paid any non-Cash dividend or non-Cash distribution with respect to its capital stock or other equity interests (other than dividends or distributions by a Subsidiary to the Company or a wholly owned Subsidiary);
               (d) split, combined or reclassified any of its capital stock or other equity interests;
               (e) adopted a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization;
               (f) made any material change in the Company’s or its Subsidiaries’ accounting methods, policies or procedures, other than as required by GAAP or a change in Applicable Law;
               (g) made any acquisitions (by merger, consolidation, acquisition of stock or otherwise) of assets, properties, capital stock or business of any other Person that, when taken together with all other such acquisitions by the Company or any Subsidiary, have an aggregate value in excess of $5,000,000;
               (h) sold, transferred, assigned, disposed of, leased or licensed any assets, except in the ordinary course of business consistent with past practice, that, when taken together with all other assets sold, transferred, assigned, disposed of, leased or licensed by the Company or any Subsidiary, have an aggregate value in excess of $5,000,000;
               (i) commenced any material litigation;
               (j) canceled any debts or settled, waived or released any claims or rights of substantial value, or paid, discharged or satisfied any claims, liabilities or obligations, except for cancellations, settlements, waivers, releases, payments, discharges or satisfactions made or granted in the ordinary course of business which, individually or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole;
               (k) made any material loan, advance or capital contribution to, or investment in, any other Person, other than the Company or any Subsidiary;
               (l) granted or paid any increase in the compensation of any of the Employees, other than in the ordinary course of business consistent with past practice;
               (m) adopted, amended, modified or terminated any Company Employee Plan or other plan, contract or commitment for the benefit of any of the Employees, other than in the ordinary course of business consistent with past practice or as required by Applicable Law;
               (n) made any material amendment to any Tax Return;
               (o) made any election or adopted any accounting method or practice with respect to Taxes, or adopted any fiscal year, that is materially inconsistent with any such election, accounting method or practice or fiscal year previously made or adopted by the Company or such Subsidiary, other than to the extent required by GAAP or a change in Applicable Law;
               (p) (i) incurred any indebtedness for borrowed money or (ii) assumed or guaranteed (whether directly, contingently or otherwise) any indebtedness for borrowed money or other obligations of any Person (other than any indebtedness or other obligations of the Company or any Subsidiary), in each case in excess of $5,000,000 in the aggregate; or
               (q) committed to do any of the foregoing.
          Section 4.08. No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of any kind (whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable or otherwise) that would be required by GAAP to be disclosed on a balance sheet, or in the notes thereto, prepared in accordance with GAAP, other than (i) liabilities disclosed, reflected, reserved against or otherwise provided for in the Financial Statements or disclosed in the notes thereto or in the Pro Forma Financial Statements; (ii) liabilities incurred in the ordinary course of business since the Balance Sheet

Date; (iii) other undisclosed liabilities which, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect; and (iv) liabilities set forth in Section 4.08 of the Disclosure Schedules.
          Section 4.09. Material Contracts. (a) True and complete copies of the Organizational Documents of the Company and each of its Subsidiaries as in effect on the date hereof have been provided to Buyer prior to the date hereof.
               (b) As of the date hereof, except as set forth in Section 4.09(b) of the Disclosure Schedules and except for agreements and arrangements between or among the Company and its Subsidiaries, neither the Company nor any Subsidiary is a party to or bound by:
               (i) any lease (whether of real or personal property) under which the Company or any Subsidiary is lessee (A) providing for the payment by the Company or any Subsidiary of annual rent of $1,000,000 or more or base rent over the term of the lease of $10,000,000 or more that cannot be terminated by the Company or applicable Subsidiary on not more than 90 days’ notice with payment by such entity of a penalty not in excess of $1,000,000 or (B) which is a surface or subsurface lease with a Third Party (excluding any Rights-of-Way) that is used in or related to the storage, fractionation or processing businesses of the Company or any Subsidiary, the loss of which could materially interfere with the operations of the Company and its Subsidiaries, as presently conducted and which provides for the payment by the Company or any Subsidiary of annual rent in excess of $1,000,000;
               (ii) except as contemplated by the Capex Budget, any agreement for the purchase by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets outside the ordinary course of business with a value in excess of $1,000,000 that cannot be terminated by the Company or applicable Subsidiary on not more than 90 days’ notice with payment by such entity of a penalty not in excess of $1,000,000;
               (iii) except as contemplated by clause (vii) below, any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Company or such Subsidiary of $1,000,000 or more;
               (iv) any partnership, joint venture or other similar agreement or arrangement;
               (v) except for intercompany indebtedness between the Company and any of its Subsidiaries or among its Subsidiaries and guarantees by the Company or any Subsidiary on behalf of any other Subsidiary, any Contract relating to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money, except any such Contract with an aggregate outstanding principal amount not exceeding $1,000,000;
               (vi) any Contract with Seller or any of its Affiliates (other than the Company and its Subsidiaries) or any director or officer of Seller or any of its Affiliates (including any employment, compensation or benefit agreement or arrangement) pursuant to which the Company or any Subsidiary will have any Liability after Closing or that will not be terminated at or prior to the Closing without premium, penalty or payment on the part of any party thereto;
               (vii) any Contract relating to the gathering, processing, fractionation, treating, transportation, storage, sale or purchase of natural gas, condensate or other liquid or gaseous hydrocarbons or the products therefrom, or the provision of services related thereto (including any operation, operation servicing or maintenance Contract) in each case pursuant to which the Company or any of its Subsidiaries receives annual revenues or makes annual payments in excess of $5,000,000;
               (viii) any collective bargaining agreement;
               (ix) any Contract that contains covenants that purport to restrict the ability of the Company or any Subsidiary to engage in, or compete with any Person in, any line of business in which the Company currently operates or any line of business reasonably related thereto;
               (x) any Contract that grants to any Person any right of first refusal, right of first offer or participation right in any material future business or business opportunity or expansion of the Company or any Subsidiary; or
               (xi) any natural gas or other futures or options trading Contracts or any price swaps, hedges, or futures instruments involving payments or potential payments to or from the Company or any Subsidiary in excess of $5,000,000.
               (c) As of the date hereof, each Contract required to be disclosed pursuant to this Section 4.09 (collectively, the “Material Contracts”) is a valid and binding agreement of the Company or its Subsidiaries, as applicable, and is enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, subject to Creditors’ Rights. Neither the Company nor any of its Subsidiaries is in default or breach, or has received written notice of any default or breach (or any event that, with notice or lapse of time or both, would constitute a default or breach), under the terms of any such Material Contract, except for any such defaults or breaches which would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect. The Company has made available to Buyer prior to the date hereof a true and correct copy of each Material Contract.
          Section 4.10. Litigation; Orders. There are no actions, suits, investigations or proceedings pending against or, to the knowledge of Seller, threatened against, the Company or its Subsidiaries by or before any Governmental Authority that are material to the Company and its Subsidiaries, taken as a whole, or that seek to restrain or prohibit the transactions contemplated hereby or obtain any material damages from the Company or any Subsidiary in connection with the transactions contemplated hereby. Except (i) as disclosed in Section 4.10 of the Disclosure Schedules and (ii) for judgments, orders, writs, injunctions, and decrees issued by the Federal Energy Regulatory Commission (“FERC”) or the Texas Railroad Commission, neither the Company nor any of its Subsidiaries is subject to any material outstanding judgment, order or decree of any Governmental Authority.

          Section 4.11. Compliance with Laws. (a) Each of the Company and its Subsidiaries is, and has been since January 1, 2010, in compliance with, and none of the Company or its Subsidiaries is, or has been since January 1, 2010, in violation of (or has received any written notices of violation with respect to) any Applicable Law, except for violations which would not, individually or in the aggregate, result in material liabilities to the Company and its Subsidiaries, taken as a whole.
               (b) Each of the Company and its Subsidiaries holds and is in compliance in all material respects with all material permits, certificates, licenses, approvals, registrations and authorizations required by it in connection with the conduct of its business under Applicable Law (collectively, “Permits”). To the knowledge of Seller, all such Permits are valid and in full force and effect and no Governmental Authority has taken or threatened in writing to take any action to terminate, cancel or modify in any materially adverse manner any such Permit.
               (c) None of the Company or any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 2005 nor any applicable U.S. state laws or regulations (1) as a “public utility,” “public service company,” “gas utility” or similar designation(s), or as a “holding company” or similar designation of such regulated entity, or (2) respecting the rates charged by, or the financial or organizational regulation of, public utilities, common carriers or their affiliates. Neither the assets nor the business of the Company and its Subsidiaries as currently owned and operated are subject to regulation under the Federal Power Act; the Natural Gas Act or the Natural Gas Policy Act of 1978, as amended, except for the requirements relating to physical purchases and sales of energy commodities, transportation of energy commodities, and any related hedging activities of derivatives transactions of the Pipeline Posting Requirements under Section 23 of the Natural Gas Act, Order No. 720, FERC Stats. & Regs. ¶ 31,283 (2008), Order No. 720-A, 75 FR 5178 (Jan. 21, 2010), FERC Stats. & Regs. ¶ 31,302 (2010), Order No. 720-B, 75 FR 44,893 (July 30, 2010), FERC Stats. & Regs. ¶ 31,314 (2010), Order No. 720-C and other related anti-market manipulation regulations.
          Section 4.12. Properties. (a) Except as would not constitute a Material Adverse Effect, (i) the Company and the Subsidiaries have good and valid title to all fee real property interests held by them, or have valid interests by Right-of-Way, Contract or otherwise in and to all real and personal property (whether tangible or intangible) that is necessary for the Company and its Subsidiaries to conduct its business as currently being conducted; and (ii) none of any of the aforementioned property or assets is subject to any Lien, except (A) Liens disclosed in Section 4.12(a) of the Disclosure Schedules; (B) Liens disclosed in the Financial Statements or notes thereto; (C) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith or for which the Company has made adequate reserves; (D) mechanic’s, materialman’s, carrier’s, repairer’s and other similar statutory Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith or for which the Company has made adequate reserves; (E) Liens incurred in the ordinary course of business since the Balance Sheet Date, none of which are material to the ownership, use or operation of the assets of the Company or any Subsidiary; (F) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (G) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Buyer otherwise has access, between the parties thereto; or (H) other Liens which are not, individually or in the aggregate, material to the ownership, use or operation of the assets of the Company and its Subsidiaries, taken as a whole (clauses (A) — (H) of this Section 4.12 are, collectively, the “Permitted Liens”). Notwithstanding anything to the contrary in this Agreement, to the extent that the interest of the Company or any Subsidiary in and to any real property or Right-of-Way owned by such entity is covered by a title insurance policy listed in Section 4.12 of the Disclosure Schedules (each, a “Title Policy”), if the subject matter of any representation or warranty contained in this Section 4.12 is a covered matter under such Title Policy, then prior to asserting any claim against Seller relating to a breach of such representation or warranty, Buyer shall first make, and diligently pursue, a claim under the applicable Title Policy and the Liability of the Company and Seller in respect of such breach shall be limited to any amounts not covered under the applicable Title Policy.
               (b) Except as would not constitute a Material Adverse Effect: (i) each of the Company and its Subsidiaries has such easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests (each, a “Right-of-Way”) that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Permitted Liens), (ii) the Company and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way, (iii) the Company and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way, and (iv) the Company has not received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Company and its Subsidiaries in and to any such Rights-of-Way. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
     (c) Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, all tangible personal property owned, leased or licensed by the Company and its Subsidiaries is in good repair, working order and operating condition and adequate for its present uses by the Company and its Subsidiaries (provided that the foregoing shall not create, nor be deemed to create, any warranty with respect to the fitness of any such tangible personal property for any other uses, or for any other purpose), ordinary wear and tear excepted and except for such tangible personal property the Company has determined in its business judgment to abandon as obsolete.
          Section 4.13. Intellectual Property. (a) No material registrations or applications for registration are included in the Company Intellectual Property Rights other than Seller’s Names and Marks. To the knowledge of Seller, except (x) for the rights to use provided for in the Transition Services Agreement or (y) for such failures to own, license or otherwise have a valid right to use Intellectual Property Rights that do not constitute, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own, license or otherwise have a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property Rights necessary to the conduct of the businesses of the Company and its Subsidiaries as currently conducted.
               (b) Section 4.13(b) of the Disclosure Schedules sets forth a list, as of the date hereof, of all agreements (excluding licenses for commercially available “off-the-shelf” software with annual fees of less than $100,000) pursuant to which any material Licensed Intellectual Property Right is licensed to the Company or any of its Subsidiaries.
               (c) No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order or decree restricting the use or licensing thereof by the Company or its Subsidiaries, except for any such judgments, injunctions, orders or decrees that do not constitute, individually or in the aggregate, a Material Adverse Effect.
               (d) To the knowledge of Seller, the conduct of the Company’s business as currently conducted has not infringed or misappropriated any Intellectual Property Right of any Third Party, except for any such infringements or misappropriations that do not constitute, individually or in the aggregate, a Material Adverse Effect.
          Section 4.14. Environmental Matters. Except as to matters that would not constitute, individually or in the aggregate, a Material Adverse Effect, and except as disclosed in Section 4.14 of the Disclosure Schedules:
               (a) each of the Company and its Subsidiaries is, and has been since January 1, 2010, in compliance with, and none of the Company or its Subsidiaries is, or has been since January 1, 2010, in violation of (or has received any written notice of a violation with respect to) any Environmental Law;
               (b) there are no actions, suits, investigations or proceedings pending or, to the knowledge of Seller, threatened in writing which relate to the operations of the Company or its Subsidiaries and allege a violation of or Liability under any applicable Environmental Law;
               (c) the Company and its Subsidiaries have all Environmental Permits necessary for their operations as currently conducted and are in compliance with all of, and since January 1, 2010, have not violated any of, the terms of such Environmental Permits;
               (d) to the knowledge of Seller, there is and has been, since January 1, 2010, no Release of any Hazardous Materials by the Company or its Subsidiaries at, on, under or about any Right-of-Way or real property currently owned, leased, or operated by the Company or its Subsidiaries (during the period owned, leased or operated by the Company or its Subsidiaries); and
               (e) since January 1, 2010, there has been no environmental audit or investigation conducted with respect to the properties or operations of the Company or any Subsidiary.

     Except as set forth in this Section 4.14, no representations or warranties are being made (nor shall be deemed to have been made) with respect to matters arising under or relating to Environmental Laws or other environmental matters.
          Section 4.15. Employees. (a) No Employee is a member of, represented by or otherwise subject to a labor union or other similar organization or a collective bargaining agreement or other similar agreement with any labor union or organization, or work rules or practices agreed to with any labor organization, in each case with respect to such Employee’s employment by Seller or any of its Affiliates. To the knowledge of Seller, there has been no union organizing activity with respect to Employees since January 1, 2010.
               (b) The Company and its Subsidiaries have no employees. Section 4.15(b) of the Disclosure Schedules sets forth a list, as of the date hereof, of all Employees who are available for hire by Buyer in connection with the transactions contemplated hereby, including for each such Employee his or her name, title or position, employment status, base salary or hourly rate (as applicable), 2010 year-end bonus, date of hire (and adjusted date of hire, if applicable) for determining years of service, and leave status (and, for any Employee currently on leave, the expected date of his or her return to work); each such Employee works primarily for the Company or its Subsidiaries. Neither Seller nor any Affiliate of Seller has agreed to increase or change the amount or terms of any item of base salary or hourly rate (as applicable) or annual year-end bonus set forth or required to be set forth on Section 4.15(b) of the Disclosure Schedules for any Employee other than in the ordinary course of business consistent with past practice.
               (c) Since January 1, 2010, no unfair labor practice complaint or material labor or employment-related charge or complaint has been brought against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority, no such charges or complaints are pending or unresolved, and, to Seller’s knowledge, no such charges or complaints are threatened. Since January 1, 2010, there has been no work stoppage, strike or other material labor dispute by or with the Employees or any other employees of Seller or its Affiliates who provide services to the Company or any Subsidiary, nor, to Seller’s knowledge, is any such dispute threatened. Since January 1, 2010, with respect to the Employees and the other employees of Seller and its Affiliates who provide services to the Company or any Subsidiary, Seller and its Affiliates have complied with all Applicable Laws relating to employment, equal employment opportunity, nondiscrimination, wages, hours, benefits, the payment of Social Security and similar taxes, and occupational safety and health, except as would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any Subsidiary is liable for the payment of material compensation, damages, taxes, fines, penalties or other amounts, however designated, as a result of Seller’s and its Affiliates’ failure to comply with such Applicable Laws.
          Section 4.16. Benefit Plans. (a) There are no Company Employee Plans.
               (b) Section 4.16(b) of the Disclosure Schedules sets forth a complete and correct list, as of the date hereof, of each material Seller Employee Plan that is a tax-qualified retirement plan or a welfare benefit plan (within the meaning of Section 3(1) of ERISA). The

Buyer, its Affiliates, and the Company and its Subsidiaries will have no Liability at or after the Closing under or with respect to any Seller Employee Plan.
               (c) Each Seller Employee Plan in which any Employee is or was a participant and from which the Seller shall accept direct rollovers pursuant to Section 6.09(e) has received a favorable determination or opinion letter from the Internal Revenue Service and, to Seller’s knowledge, is qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.
          Section 4.17. Taxes. (a) Each of the Company and the Subsidiaries (i) is an entity that is disregarded for U.S. federal and applicable state income Tax purposes, (ii) has not made any filing with any Governmental Authority, including Form 8832 with the IRS, to be treated as an association taxable as a corporation for U.S. federal income Tax purposes, (iii) has not been, nor, to the knowledge of Seller, has any predecessor entity been, treated as a corporation for U.S. federal income Tax purposes, and (iv) has not acquired assets from an entity taxable as a corporation for U.S. federal income tax purposes by merger or liquidation of that entity.
               (b) The Company and each of its Subsidiaries has timely filed (or have had timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by each of them (taking into account for this purpose any extensions), and such Tax Returns are complete and accurate in all material respects.
               (c) The Company and its Subsidiaries have paid all material Taxes of the Company and the Subsidiaries that have become due and payable for all taxable periods ending on or before the date hereof, except such Taxes, if any, as are listed in Section 4.17(c) of the Disclosure Schedules.
               (d) The Company and its Subsidiaries have withheld or collected all material Taxes that the Company and its Subsidiaries have been required to withhold or collect with respect to the Company and its Subsidiaries and, to the extent required when due, have timely paid such Taxes to the proper Governmental Authority.
               (e) There are no written claims by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company or any Subsidiary may be subject to taxation by that jurisdiction.
               (f) There is (i) no asserted or threatened deficiency or assessment of Taxes from any Governmental Authority with respect to the Company or its Subsidiaries, (ii) no ongoing audit or examination of any of the Tax Returns relating to the Company or its Subsidiaries and no such audit or examination is threatened in writing, and (iii) neither the Company nor any Subsidiary has granted any request, agreement, consent or waiver to extend the statutory period of limitations applicable to the assessment of any Taxes.
               (g) There are no Tax liens on the assets of the Company or its Subsidiaries other than Permitted Liens.

               (h) Neither the Company nor any Subsidiary is a party to any agreement or arrangement providing for the allocation, indemnification or sharing of Taxes.
               (i) Seller is not a “foreign person” as defined in Section 1445 of the Code.
               (j) Neither the Company nor any Subsidiary (i) has been an includible corporation in an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state or local law), (ii) has Liability for Taxes of any person under Treasury Regulation Section 1.1502.6 (or any similar provision of state or local law), as transferee or successor, by contract or otherwise, (iii) has (A) agreed (or been required by any Governmental Authority) to make any adjustment pursuant to Section 481 of the Code or any similar provision or state or local law, or (B) received written notice that any Governmental Authority has proposed any such adjustment.
          Section 4.18. Insurance. Section 4.18 of the Disclosure Schedules contains a true and complete list, as of the date hereof, of all material insurance policies that as of the date hereof cover the Company and its Subsidiaries and their assets and properties. As of the date hereof, each such policy is in full force and effect, there is no material claim pending under any such policies as to which coverage has been denied by the insurer other than customary indications as to reservation of rights by insurers, and neither the Company nor any Subsidiary has received written notice of cancellation of any such insurance policies. Since January 1, 2010, no insurer of the Company or any Subsidiary has cancelled or invalidated any insurance policy or refused any coverage in writing with respect to any material claim under any insurance policy, except for any reservation of rights thereunder. Except as specifically noted in Section 4.18 of the Disclosure Schedules, all such policies are held by Seller and its Affiliates (other than the Company and its Subsidiaries), and such policies will not be transferred to, or available to, the Company and its Subsidiaries or to the assets and properties owned by such entities following the Closing.
          Section 4.19. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement where such fee or commission would be payable by Buyer or any of its Affiliates. For the avoidance of doubt, the fees of Goldman, Sachs & Co. and Barclays Capital Inc. will be paid by Seller pursuant to a separate agreement.
          Section 4.20. Certain Payments. Since January 1, 2010, none of the Company, any Subsidiary or, to the knowledge of Seller, any director, officer, agent or representative of the Company or any Subsidiary has knowingly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business for the Company or any Subsidiary, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained for the Company or any Subsidiary, in each such case, in violation in any material respect of any Applicable Law.
          Section 4.21. Affiliate Transactions. Except as set forth in Section 4.21 of the Disclosure Schedules or solely in such Person’s capacity as a director, officer or equityholder of

Seller, as the case may be, to the knowledge of Seller, no director, officer or equityholder of Seller has any agreement with the Company or any Subsidiary or, to the knowledge of Seller, any interest in any real property of the Company or any Subsidiary.
          Section 4.22. Customers. Section 4.22 of the Disclosure Schedules sets forth a complete and accurate list of the fifteen (15) largest (by revenue) customers of the Company and the Subsidiaries (considered as a single enterprise) for fiscal year 2010; provided that the Company shall not be required to provide the names of any customers on such schedule to the extent such disclosure is prohibited by the terms of the applicable Contracts. To the knowledge of Seller, there are no outstanding and unresolved material disputes with any of such customers.
          Section 4.23. Exclusivity of Representations and Warranties. Neither Seller nor any of its Affiliates or Representatives is making any representation or warranty on behalf of Seller, the Company or any of their respective Affiliates of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in Article 3 and this Article 4, and Seller hereby disclaims any such other representations or warranties, including any representations or warranties with respect to the Coal Assets.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller and the Company as of the date hereof and as of the Closing Date that:
          Section 5.01. Corporate Existence and Power. Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware and has all limited liability company powers required to carry on its business as now conducted. Buyer has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.
          Section 5.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the limited liability company powers of Buyer and have been duly authorized by all necessary limited liability company action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and each of the other Transaction Documents will be duly and validly executed and delivered by Buyer, and this Agreement constitutes (assuming this Agreement is a valid and binding obligation of Seller and the Company), and each of the other Transaction Documents entered into or to be entered into at the Closing by it will constitute when entered into (assuming such Transaction Document is a valid and binding obligation of Seller and the Company, as applicable), a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by Creditors’ Rights.
          Section 5.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no approval or consent of, or filing or notification by Buyer with or to, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the Exchange Act; and (iii) any such approvals, consents, notifications or filings the absence or omission of which would not reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of Buyer to consummate the transactions contemplated hereby.
          Section 5.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with the Organizational Documents of Buyer, (ii) assuming compliance with the matters referred to in Section 5.03, violate or conflict with any Applicable Law or (iii) require any consent, approval or other action by any Person under, constitute a breach of or default under (or an event that, with notice or lapse of time or both, would constitute such a breach of or default under), result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any Contract binding upon Buyer, except, in the cases of clauses (ii) and (iii), for any such violations, conflicts, absences of consent, defaults, events, rights or losses that do not, individually or in the aggregate, materially impair or materially delay the ability of Buyer to consummate the transactions contemplated hereby.
          Section 5.05. Purchase for Investment. Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.
          Section 5.06. Financing. Buyer has, or will have on the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Closing and make all payments required to be made pursuant to the terms of this Agreement and the other Transaction Documents.
          Section 5.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement where such fee or commission would be payable by Seller or any of its Affiliates.
          Section 5.08. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of equity interests such as the Interests and companies such as the Company as contemplated hereunder. Buyer has undertaken a sufficient investigation to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer agrees to accept the Interests and the assets and properties of the Company and its Subsidiaries in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or the Company, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller and the Company make no representation or warranty with respect to (i) any projections (including with respect to any future development projects and/or the viability thereof), estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows, or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business, operations and growth projects and developments of the Company or its Subsidiaries, (ii) the taxation of or the characterization for tax purposes of any income, profits, revenues or receipts of the Company or its Subsidiaries, or (iii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Interests or the Company or its assets, businesses or operations, except as expressly set forth in this Agreement.
ARTICLE 6
COVENANTS
          Section 6.01. Conduct and Operations. (a) From the date of this Agreement until the Closing Date, except as disclosed in Section 6.01(a) of the Disclosure Schedules, as contemplated by this Agreement (including Section 6.11), as required by Applicable Law or as consented to by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Company and its Subsidiaries to: (i) conduct their respective businesses in the ordinary course consistent with past practice in all material respects; (ii) use their commercially reasonable efforts to preserve intact their business organizations and material relationships with Third Parties and to keep available the services of the present officers and key employees of the Company and its Subsidiaries; and (iii) use their commercially reasonable efforts to maintain and keep in all material respects their properties and equipment in their current state of repair and condition, ordinary wear and tear excepted.
               (b) Without limiting the generality of the foregoing in Section 6.01(a), from the date of this Agreement until the Closing Date, except as (i) disclosed in Section 6.01(b) of the Disclosure Schedules, (ii) as required by Applicable Law, (iii) as consented to by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), (iv) as contemplated by the capital expenditure budget set forth in Section 6.01(b) of the Disclosure Schedules (the “Capex Budget”) or (v) as contemplated by this Agreement or the other Transaction Documents (including Section 6.11), Seller shall not cause or permit the Company or any Subsidiary to:
               (i) adopt any change in any of its Organizational Documents;
               (ii) transfer, issue, sell or dispose of any shares of capital stock or other equity interests of the Company or any Subsidiary (including any options, warrants or other securities convertible into or exercisable or exchangeable for such equity interests or other rights of any kind with respect to its capital stock or equity interests), or repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests (including any options, warrants or other securities convertible into or exercisable or exchangeable for such equity interests or other rights of any kind with respect to its capital stock or equity interests) of the Company or any Subsidiary;

               (iii) declare, set aside, make or pay any non-Cash dividend or non-Cash distribution with respect to its capital stock or other equity interests (other than dividends or distributions by a Subsidiary to the Company or a wholly owned Subsidiary);
               (iv) split, combine or reclassify any of its capital stock or other equity interests;
               (v) enter into any new line of business or make any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of assets, properties, capital stock or business of another Person, other than (x) supplies or equipment in the ordinary course of business of the Company and its Subsidiaries consistent with past practice or (y) acquisitions with a purchase price that does not exceed $500,000 individually or $2,000,000 in the aggregate;
               (vi) sell, transfer, assign, dispose of, lease or license any material assets, other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) any abandonment of Intellectual Property that the Company or any Subsidiary determines in the exercise of its reasonable business judgment to abandon in the ordinary course of business, (C) replacement of assets in the ordinary course of business and/or dispositions of obsolete or worthless assets and (D) transfers among the Company and its Subsidiaries;
               (vii) commence any material litigation;
               (viii) cancel any debts, settle, waive or release any claims or rights, or pay, discharge or satisfy any claims, liabilities or obligations, except for any such cancellations, settlements, waivers, releases, payments, discharges or satisfactions with respect to which (A) the amount canceled, paid, payable, waived or released does not exceed $500,000 individually or $3,000,000 in the aggregate, (B) the amount paid or payable in settlement does not exceed the amount reserved against such matter in the Financial Statements (or the notes thereto), or (C) the Company or any of its Subsidiaries is required to pay or discharge in accordance with its terms;
               (ix) except for agreements and arrangements between the Company and its Subsidiaries or between any Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;
               (x) grant or pay any increase in the base salary, hourly rate or bonus of the Employees, other than in the ordinary course of business consistent with past practice;
               (xi) adopt, amend, modify or terminate any Company Employee Plan or other plan, contract or commitment for the benefit of any of the Employees, other than in the ordinary course of business consistent with past practice or to the extent that such action would not reasonably be expected to result in any Liability for the Company or any Subsidiary post-Closing;
               (xii) make a material change to any Tax Return;

               (xiii) (A) change or revoke any material election relating to Taxes or (B) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;
               (xiv) make any material change in the Company’s or its Subsidiaries’ accounting methods, policies or procedures, except to the extent required by GAAP;
               (xv) take any action with respect to or in contemplation of any plan of complete or partial liquidation, dissolution, recapitalization, or other reorganization;
               (xvi) incur, assume or guarantee the payment of any indebtedness for borrowed money or assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for any obligations of any Person (other than guarantees between or among the Company and its Subsidiaries, or by the Company or a Subsidiary on behalf of any Subsidiary), other than incurrences, assumptions, guarantees or liabilities that do not exceed $500,000 individually or $2,000,000 in the aggregate or for which the Company or its Subsidiaries would not reasonably be expected to have any Liability post-Closing;
               (xvii) enter into any “non-compete” or “non-solicit” that would materially restrict the businesses of the Company or any Subsidiary or its ability to solicit customers or employees, other than to the extent contained in confidentiality agreements entered into in the ordinary course of business consistent with past practice;
               (xviii) except as permitted by this Agreement or in the ordinary course of business consistent with past practice, enter into, materially amend or terminate any Material Contract or other Contract that if entered into prior to the date hereof would be a Material Contract;
               (xix) make or commit to make capital expenditures exceeding those set forth in the Capex Budget by more than $2,000,000 in the aggregate; provided, however, that any quarterly budgeted capital expenditure may be accelerated or deferred to the immediately preceding or subsequent fiscal quarter so long as the aggregate original budgeted capital expenditures for all affected fiscal quarters is not exceeded by more than the amount set forth in the foregoing proviso;
               (xx) release or terminate any material Right-of-Way, other than in the ordinary course of business consistent with past practice;
               (xxi) make any filing with FERC other than routine filings in the ordinary course of business; or
               (xxii) agree, resolve, authorize or commit to do any of the foregoing.
     For the avoidance of doubt, the Coal Assets shall not be subject to this Section 6.01.
               (c) From the date of this Agreement until the Closing Date, neither Seller nor Buyer shall, directly or indirectly, take or fail to take any action to cause its representations and warranties set forth in this Agreement to be untrue in any material respect such that the closing conditions in Article 7 would not be satisfied or that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impede the consummation of the transactions contemplated hereby and by the other Transaction Documents. Without limiting the generality of the foregoing, none of (i) Seller or its controlled Affiliates, on the one hand, and (ii) Buyer, Energy Transfer or any of their respective Affiliates, on the other hand, shall, directly or indirectly, and they shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (i) materially increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under any Applicable Law; or (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or materially increase the risk of not being able to remove or rescind any such order on appeal or otherwise.
          Section 6.02. Access to Information; Confidentiality. (a) From the date hereof until the Closing Date, the Company will give Buyer and its Representatives reasonable access to the offices, properties and books and records of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.02(a) shall (i) be conducted at Buyer’s sole expense, during normal business hours and in such manner so as not to unreasonably interfere with the conduct of the business of Seller and the Company and its Subsidiaries and, to the extent so requested by the Company, under the supervision of a Representative of the Company and (ii) not be conducted without prior notice to, and approval of, the Company. Notwithstanding the foregoing, Buyer and its Representatives shall not (x) have access to personnel records of the Company or its Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Company’s good faith opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries or Affiliates to risk of Liability (unless such information is sufficiently redacted in order to allow such disclosure) without prior written consent of the Company, (y) conduct any invasive sampling or testing of any soil, surface water, groundwater, building materials or other environmental media, including, without limitation, the conduct of a Phase II environmental site assessment, or (z) have access to any information if doing so could violate any Contract or Applicable Law to which Seller, the Company or any of their respective Affiliates is a party or is subject or which such Person believes in good faith could jeopardize any attorney-client or other legal privilege (provided that in such event, Seller shall use commercially reasonable efforts to (1) obtain the consent of any Third Party necessary for the disclosure of such information or (2) develop an alternative to providing such information so as to address the matters referenced therein that is reasonably acceptable to the parties).
               (b) Neither Seller nor the Company nor any of their respective Representatives makes any representation or warranty as to the accuracy of any information provided pursuant to Section 6.02(a), and Buyer may not rely on the accuracy of any such information, in each case, other than as expressly set forth in the representations and warranties contained in Article 3 or Article 4. All information provided or made available to Buyer or any of its Representatives (including, for the avoidance of doubt, Energy Transfer, Regency and their respective Representatives) will be subject to the Confidentiality Agreement, dated as of December 2, 2010, between Seller and Energy Transfer (the “Confidentiality Agreement”), which agreement shall remain in full force and effect until the Closing and shall thereupon terminate except that the disclosure, but not the use (to the extent necessary to operate the business of the Company and its Subsidiaries in the ordinary course), of any Confidential Information (as defined in the Confidentiality Agreement) to the extent related solely to Seller or its Affiliates (for the avoidance of doubt, other than the Company and its Subsidiaries) shall continue to be governed by the terms of the Confidentiality Agreement.
               (c) After the Closing, upon reasonable written notice, Buyer shall furnish or cause to be furnished to Seller and its Representatives access, at Seller’s sole expense and during normal business hours, to such information, the Books and Records (as defined below) and assistance relating to the business of the Company and its Subsidiaries as is necessary for any reasonable business purposes, including, without limitation, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with the prosecution or defense of any investigation, claim (including any insurance claims) by or against, legal proceedings against or governmental investigations of Seller, the Company or its Subsidiaries or any of their Affiliates or in order to enable Seller to comply with its obligations under this Agreement, including with respect to any indemnification claim. Seller shall reimburse Buyer for reasonable documented out-of-pocket costs and expenses incurred in assisting Seller pursuant to this Section 6.02(c). Any investigation pursuant to this Section 6.02(c) shall be conducted in such manner so as not to unreasonably interfere with the conduct of the business of Buyer, the Company and the Subsidiaries and, to the extent so requested by Buyer, under the supervision of a Representative of Buyer or the Company. Other than for any such reasonable business purpose of which Seller has provided notice to Buyer pursuant to this Section 6.02(c), after the Closing, neither Seller nor any of its Affiliates shall use or disclose, for any purpose, any information relating solely to the Company and its Subsidiaries, except as (x) required by Applicable Law, and (y) to the extent such information can be shown to have been (i) previously obtained from a Third Party on a nonconfidential basis by Seller, its Affiliates or Representatives, (ii) in the public domain through no fault of Seller or its Affiliates, (iii) later lawfully acquired by Seller from sources that are not the Company or its Subsidiaries or (iv) included in information relating to Seller and its Affiliates.
               (d) Buyer shall, and shall cause the Company and its Subsidiaries to, preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the business of the Company and its Subsidiaries acquired by Buyer and in its possession or the possession of the Company or any of its Subsidiaries at Closing (the “Books and Records”) for at least five years following the Closing Date or for such longer period as may be required by Applicable Law or any applicable court order.
          Section 6.03. Resignation of Officers and Directors. At the Closing, Seller shall deliver to Buyer evidence reasonably satisfactory to Buyer of the resignation, effective as of the Closing, of any directors and officers of the Company and its Subsidiaries as requested by Buyer at least five (5) Business Days in advance of Closing.

          Section 6.04. Director and Officer Liability and Indemnification. For a period of six (6) years after the Closing, Buyer shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of any officers and/or directors (unless to provide for greater exculpation or indemnification or unless required by Applicable Law), it being the intent of the parties that the current and former officers and directors of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification to the full extent of Applicable Law. Buyer agrees and acknowledges that this Section 6.04 shall be binding on Buyer’s successors and assigns. Effective as of the Closing Date, Buyer shall purchase, or cause to be purchased, a single tail insurance policy covering each Person currently covered by the Company’s or any of its Subsidiaries’ “directors and officers” insurance policies, with respect to matters or circumstances occurring at or prior to the Closing Date, for a period of six (6) years from the Closing Date; provided that Buyer shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as reasonably practicable for such amount.
          Section 6.05. Use of Seller’s Names and Marks. (a) With respect to the phase-out of the use of Seller’s Names and Marks, Buyer agrees as follows: (i) as soon as practicable following the Closing, but in no event later than five (5) days after Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, change the name of the Company and its Subsidiaries to a name that does not include any of Seller’s Names and Marks or comprise any colorable imitations thereof; and (ii) as soon as practicable following the Closing, but in no event later than one hundred twenty (120) days after Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, cease and permanently discontinue any and all uses of any of the Seller’s Names and Marks and any colorable imitations thereof, and remove or cover all Seller’s Names and Marks from or on, or destroy, any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials in the Company’s possession or under its control bearing any of the Seller’s Names and Marks, and provide Seller with written confirmation thereof. Notwithstanding the foregoing, Buyer shall have a period of up to twelve (12) months from the Closing to cause the Company and its Subsidiaries to permanently remove Seller’s Names and Marks on pipeline markers on the assets of the Company and its Subsidiaries.
               (b) In no event shall Buyer or any of its Affiliates use any of Seller’s Names and Marks after Closing in any manner or for any purpose different from the use of such Seller’s Names and Marks by the Company or its Subsidiaries preceding the Closing and shall not affix any of the Seller’s Names and Marks or any colorable imitations thereof on any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials that are created or produced after the Closing. Buyer, for itself and its Affiliates, agrees that, after the Closing Date, Buyer and its Affiliates will not do business or represent themselves as having any affiliation or business relationship with Seller or any of its subsidiaries, except pursuant to any separate agreement entered into, or assumed by, Buyer or its Affiliates, on the one hand, and Seller or its Affiliates, on the other hand.
               (c) Buyer expressly acknowledges and confirms that Seller is not transferring or assigning, and Buyer shall not receive, any right, title or interest in or to Seller’s

Names and Marks (except the limited right to use for the sole purpose of permitting Buyer to complete the phase-out in strict compliance with this Section 6.05) or in or to the names or marks “LDHE,” “Louis Dreyfus” or “Louis Dreyfus Highbridge Energy” or any Internet domain names comprising the foregoing, or any formatives thereof. Notwithstanding anything to the contrary herein or in the other Transaction Documents, prior to the Closing Date, Seller shall be permitted to cause the Company and its Subsidiaries to assign and transfer to Seller or its Affiliates (other than the Company and its Subsidiaries) any and all right, title and interest that any of the Company or its Subsidiaries has or may have in or to Seller’s Names and Marks, including any goodwill therein (except the limited right to use for the sole purpose of permitting Buyer to complete the phase-out in strict compliance with this Section 6.05). Furthermore, all use of Seller’s Names and Marks hereunder during the phase-out period shall be at all times subject to Seller’s reasonable direction and control and any and all use thereof by Buyer, the Company, or any Subsidiaries hereunder shall inure to the exclusive benefit of Seller, and Buyer shall, and shall cause the Company and the Subsidiaries to, comply with Seller’s reasonable instructions and direction at all times.
          Section 6.06. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law or otherwise to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to negotiate, prior to Closing, in good faith, the terms and conditions of the Transition Services Agreement. The parties hereto agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and its Subsidiaries to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement in accordance with the terms hereof.
               (b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as reasonably practicable and in any event within ten (10) Business Days after the date hereof, shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and, subject to Section 6.06(c), shall take all other actions necessary or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable. Each of Buyer and Seller agree to consult and cooperate with the other party with respect to, and to permit, to the extent reasonably practicable, the other party to be present at conferences and meetings for the purpose of obtaining, clearance under the HSR Act.
               (c) If any objections are asserted with respect to the transactions contemplated hereby under the HSR Act or other Applicable Law or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act or other Applicable Law, each of Buyer and Seller shall use its reasonable best efforts to promptly resolve such objections and/or avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement; provided that none of Seller nor any of its Affiliates shall have any obligation to hold separate or divest any property or assets of Seller or any of its Affiliates or to defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby. In furtherance of the foregoing, Buyer shall, and shall cause its subsidiaries and Affiliates to, take all action, including agreeing to hold separate or to divest any of the businesses or properties or assets of Buyer or any of its Affiliates and to terminate any existing relationships and contractual rights and obligations, as may be required (i) by the applicable Governmental Authority in order to resolve any objections that such Governmental Authority may have to such transactions under the HSR Act or (ii) by any court or other tribunal, in any action or proceeding brought by a private party or Governmental Authority challenging such transactions as violative of the HSR Act, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, in no event shall Buyer or any of its Affiliates be required to, or required to agree to, hold separate or divest any businesses or properties or assets in connection with the transactions contemplated hereby, or terminate any existing relationships and contractual rights and obligations, that have generated in excess of $50,000,000 of revenues, in the aggregate, during the twelve (12) month period prior to the date hereof.
          Section 6.07. Public Announcements. Prior to and with respect to the Closing, the parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements which may be required by Applicable Law or any listing agreement with any national securities exchange where such prior consultation is not reasonably practicable, will not issue any such press release or make any such public statement prior to such consultation.
          Section 6.08. Surety Bonds. As soon as practicable after the Closing, Buyer will use its reasonable best efforts to obtain Seller’s and any of its Affiliates’ release from any surety bonds of the Company and its Subsidiaries set forth in Section 6.08 of the Disclosure Schedules. From and after the Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, indemnify Seller and its Affiliates against, and shall hold each of them harmless from, any and all Damages incurred or suffered by Seller of any of its Affiliates pursuant to or arising out of such surety bonds to the extent relating to an event or circumstance arising after Closing. Seller shall have no obligation to keep such surety bonds in effect from and after the Closing.
          Section 6.09. Employee Matters. (a) Not later than five (5) Business Days prior to the Closing Date, Buyer agrees to make, or to cause the Company or a Subsidiary or another Affiliate of Buyer (“Employer”) to make, a Qualifying Offer of employment to each of the Employees whose names and positions are set forth in Section 4.15(b) of the Disclosure Schedules, excluding any such Employee who is not actively at work and not on Approved Leave (the “Offered Employees”). For purposes of this Agreement, a “Qualifying Offer” shall (i) be an offer of employment, consistent with the terms of this Section 6.09, to an Offered Employee for employment with Employer, (ii) be made on or before the Closing Date and confirmed in a letter (the “Offer Letter”) within a reasonable time thereafter, (iii) be at a base salary or wage rate not less than the base salary or wage rate set forth in Section 4.15(b) of the

Disclosure Schedules and in effect for such Offered Employee as an Employee of Seller as of the date of this Agreement, (iv) offer employment at a principal work place no more than 30 miles distant from such Offered Employee’s principal work place as of the date of the Qualifying Offer, (v) provide for bonus opportunities and employee benefits no less favorable in the aggregate than those provided to similarly-situated employees of Buyer, (vi) provide that such employment will be effective (contingent upon the Closing and the Offered Employee’s timely acceptance of the Qualifying Offer in accordance with its terms and conditions) as of the Closing Date, and (vii) otherwise be consistent with Employer’s standard terms, conditions and policies of employment and the terms hereof; provided that Buyer shall be entitled to specify in each Offer Letter that (i) the employment of each Offered Employee is subject to termination at any time by Buyer subsequent to the Closing and (ii) the base salary or wage rate, bonus opportunities and other terms of employment may be changed at any time by Buyer subsequent to the Closing, in each case consistent with the terms of this Agreement and Employer’s standard terms, conditions and policies of employment. An Offered Employee who signifies his or her acceptance of a Qualifying Offer, but does not report for work as specified in the Qualifying Offer and does not otherwise satisfy each of the terms and conditions of such Qualifying Offer, shall be deemed not to have accepted the Qualifying Offer. An Offered Employee who accepts and complies with the terms and conditions of a Qualifying Offer shall become an employee of Employer (a “Transferred Employee”) as of the following date and time (the “Employment Date”): (i) in the case of an Offered Employee who is actively at work on the Closing Date, 12:00 a.m. of the day after the Closing Date, (ii) in the case of an Offered Employee who is on Approved Leave on the Closing Date, upon such Offered Employee’s report to his or her assigned work location and the inception of his or her rendering to Employer services for compensation immediately upon the end of the Approved Leave and otherwise in accordance with the terms and conditions of the Qualifying Offer and (iii) in the case of any Offered Employee not actively at work on the Closing Date and not on Approved Leave whom Buyer decides in its sole discretion to hire, such date as Employer may determine (subject to the Offered Employee’s satisfaction of the terms and conditions of the Qualifying Offer). In the case of an Offered Employee who is on Approved Leave, acceptance of the Qualifying Offer and employment with Employer shall be conditioned upon the Offered Employee’s timely provision of a medical release or other documentation reasonably satisfactory to Employer which evidences the Offered Employee’s ability to perform the essential functions of his or her regular work, with or without reasonable accommodation, and the Offered Employee’s return to active work with Employer no later than immediately upon the end of the leave of absence.
               (b) Each Transferred Employee shall be terminated by Seller or its Affiliates and shall cease active participation in the Seller Employee Plans prior to such Transferred Employee’s Employment Date.
               (c) For a period of twelve (12) months following the Closing Date, Employer shall, or shall cause the Company or a Subsidiary to, provide each Transferred Employee who remains employed by Employer with a base salary or wage rate that is comparable to what Seller provided such Employee prior to the Closing Date, and with bonus opportunities and employee benefits that are, in the aggregate, comparable to those provided to similarly situated employees of Buyer. To the extent permitted by the applicable plan, program or arrangement (provided that the following provision shall apply in all events to vacation benefits), the Transferred Employees shall receive credit for all periods of employment and/or service with Seller and its Affiliates prior to the Closing Date for purposes of eligibility, vesting, early retirement determinations and benefit accrual under all plans, programs and arrangements made available to such Transferred Employees, except for purposes of benefit accruals under defined benefit pension plans unless required by Applicable Law.
               (d) In the event the employment of a Transferred Employee is terminated by Employer without cause within twelve (12) months after the Closing Date, and the terminated Transferred Employee executes and delivers a general release and waiver of claims reasonably acceptable to Employer that becomes irrevocable, such employee shall be eligible for severance benefits no less favorable than those afforded by the severance plan included in Section 6.09(d) of the Disclosure Schedules (the “Company’s Severance Plan”). For the avoidance of doubt, nothing in this Section 6.09(d) shall prohibit the termination of any Transferred Employee for cause.
               (e) Buyer agrees to have, or cause to be, in effect on the Closing Date a defined contribution plan or plans with a salary reduction arrangement, the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”) and, subject to the applicable provisions of the Code and the Buyer Savings Plan, shall allow participation by Transferred Employees on terms no less favorable than those applicable to similarly situated employees of Buyer commencing on the Employment Date. Transferred Employees eligible to participate in the Buyer Savings Plan shall be permitted to roll over their vested account balances from Seller’s tax-qualified defined contribution plan (the “Seller Savings Plan”) into the Buyer Savings Plan in accordance with the terms of each such plan, ERISA and the Code. Any such rollover may be accomplished by a direct rollover, which may include any loan or promissory note outstanding and representing properly granted non-defaulted participant loans from the Seller Savings Plan in accordance with the applicable provisions of that plan, ERISA and Section 402 of the Code.
               (f) Each Transferred Employee and his or her eligible dependents who are participating in a Seller welfare benefit plan shall be permitted to participate in Buyer’s or Employer’s corresponding welfare benefit plan (“Buyer Welfare Benefit Plan”) on such Transferred Employee’s Employment Date. Buyer agrees that each Buyer Welfare Benefit Plan shall waive any pre-existing medical condition restrictions, and recognize the co-payments and deductible expenses of each Transferred Employee and each Transferred Employee’s eligible dependents incurred under Seller’s corresponding welfare benefits plans immediately prior to such Transferred Employee’s Employment Date. Seller shall remain liable under and responsible for compliance with COBRA with respect to group health benefits of Transferred Employees (and their qualified beneficiaries as defined in COBRA) for qualifying events that occur before the Closing Date and with respect to all other current and former employees (and their qualified beneficiaries as defined in COBRA) who are not Transferred Employees regardless of when the qualifying event occurs.
               (g) Effective as of the Closing Date, Buyer shall assume all responsibilities and obligations for continuation coverage under Sections 601 et seq. of ERISA (“COBRA Obligations”) and any state continuation coverage requirements with respect to “qualifying events” under COBRA that occur for any Transferred Employee and his/her beneficiaries under a Buyer group health plan after such Transferred Employee’s Employment Date. Seller agrees that it shall retain responsibility for all other COBRA Obligations for Employees and their qualified beneficiaries.
               (h) Buyer shall assume responsibility for the accrued and unused vacation of the Transferred Employees determined through the Closing Date under Seller’s vacation policy (the “Accrued Vacation Liability”). For periods of employment with Buyer beginning with the Employment Date, each Transferred Employee’s vacation and paid time off benefits shall be determined under the terms of Buyer’s vacation plans and policies and shall be Buyer’s responsibility.
               (i) Buyer shall assume responsibility for making wage differential payments and providing employee benefits to any Employee who is on military leave at the time of the Closing, pursuant to a policy of Buyer or Employer that includes the same terms and conditions as applicable under Seller’s military leave policy as in effect on the date hereof.
               (j) Seller agrees to provide, as soon as reasonably practicable following the request thereof, complete and accurate information as Buyer or Employer shall reasonably request in connection with Buyer’s or Employer’s performance of any obligation under this Section 6.09, including the recognition by the Buyer Welfare Benefit Plans of the co-payments and deductible expenses of each Transferred Employee and each Transferred Employee’s eligible dependents incurred under Seller’s welfare benefit plans.
               (k) Nothing herein express or implied by this Agreement shall (a) confer upon any Employee, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement, (b) be deemed to amend any Employee Plan of Seller, Buyer or any of their Affiliates, or (c) require Buyer, the Company or any Affiliate to amend any existing, or establish any new, Employee Plan.
          Section 6.10. Tax Matters. (a) Buyer shall be responsible for any and all excise, sales, use, stamp, transfer, documentary, filing, recordation, value added Taxes and other similar Taxes and fees, if any, that are actually incurred as a result of the purchase and the sale of the Interests, together with any interest, additions or penalties with respect thereto and interest thereon (collectively, “Transfer Taxes”). Buyer and Seller agree to cooperate in the preparation and filing of any Tax Returns with respect to Transfer Taxes.
               (b) Tax Returns.
               (i) Seller shall prepare and timely file or cause to be prepared and timely filed all Tax Returns for the Company and its Subsidiaries required to be filed for any taxable period ending on or before the Closing Date (a “Pre-Closing Period”). Subject to Section 6.10(c) hereof, Seller shall timely pay, or cause to be paid, all Taxes due and payable with respect to such Tax Returns.
               (ii) Buyer shall cause the Company and its Subsidiaries to prepare and timely file all Tax Returns required to be filed by the Company and its Subsidiaries (other than Tax Returns required to be prepared and filed by Seller pursuant to Section 6.10(b)(i)). To the extent that any income Tax Return is to be filed with respect to a taxable period of the Company or its Subsidiaries that begins before and ends after the Closing Date (a “Straddle Period”), Buyer shall provide such Tax Returns (each, a “Straddle Period Return”) to Seller for Seller’s review and approval at least 60 days prior to the deadline for filing such Tax Return. Seller shall have a period of twenty-one (21) days following receipt of a Straddle Period Return to provide Buyer with a statement of any disputed items with respect to the Straddle Period Returns. In the event Seller and Buyer are unable to reach agreement with respect to any disputed items within a period of thirty (30) days thereafter, such dispute shall be resolved by the Independent Accounting Firm. Seller shall pay all Taxes imposed on the Company and its Subsidiaries with respect to the pre-Closing portion of any Straddle Period (allocated in the manner set forth in Section 6.10(c)) except to the extent that such Taxes have been (i) paid on or before the Closing Date or (ii) included as liabilities in the Closing Net Working Capital. Subject to Section 6.10(c) hereof, Buyer shall pay or cause the Company and its Subsidiaries to pay all other Taxes due and payable with respect to such Tax Returns.
               (iii) Not less than twenty (20) days prior to the due date for filing of any Tax Return (taking into account any applicable extensions) for which the other party or parties have any Liability, the filing party shall deliver a copy of such Tax Return to the other party or parties. The other party or parties shall pay directly to the filing party or parties their portion of the Taxes shown due on such Tax Return (determined under Section 6.10(c) hereof) no later than five (5) days prior to the due date for the filing of such Tax Return.
               (c) Tax Indemnification.
               (i) From and after the Closing Date, Seller shall indemnify Buyer and its Affiliates (including the Company and its Subsidiaries after the Closing), and hold them harmless, from and against (A) any and all income Taxes imposed upon the Company and its Subsidiaries with respect or pursuant to (1) any Pre-Closing Period or (2) any Straddle Period with respect to the portion of such Straddle Period ending on and including the Closing Date (such portion, a “Pre-Closing Straddle Period”) to the extent the dollar amount of such Tax is not included as a liability for Taxes in determining the Closing Net Working Capital, and (B) without duplication for amounts indemnified under clause (A), a breach or inaccuracy in any representation or warranty contained in Section 4.17 hereof, determined as if such representation and warranty were given as of the Closing Date.
               (ii) From and after the Closing Date, Buyer shall indemnify Seller and its Affiliates, and hold Seller and its Affiliates harmless, from and against all Taxes imposed upon the Company and its Subsidiaries with respect or pursuant to (A) any taxable period commencing after the Closing Date and (B) the portion of the Straddle Period commencing after the Closing Date.
               (iii) For purposes of this Section 6.10(c), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the Pre-Closing Straddle Period shall be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

However, exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned ratably between such periods on a daily basis.
               (iv) The indemnifications provided by this Section 6.10(c) shall survive the Closing Date until ninety (90) days after the expiration of the applicable statute of limitations.
               (d) Tax Refunds. Any Taxes of the Company and its Subsidiaries that are paid by Seller pursuant to the indemnity provisions set forth in this Agreement and are (x) refunded to the Company or its Subsidiaries or (y) credited against a Tax liability of the Company, its Subsidiaries, or their Affiliates, other than any such refunds or credits of Tax that are attributable to a loss, credit or other Tax attribute arising in periods beginning after the Closing Date shall, net of any Taxes incurred in respect of the receipt or accrual of such refund or credit and net of any other expenses attributable thereto, promptly be paid over to Seller. With respect to Taxes described in the preceding sentence, Seller shall have the right to determine whether any claim for refund or credits of Taxes shall be made by or on behalf of the Company or its Subsidiaries with respect to a period (or portion thereof) prior to Closing, and if Seller elects to make such a claim, Buyer, the Company and its Subsidiaries shall, upon Seller’s request and at Seller’s expense, cooperate in connection therewith, including the preparation of any Tax Return that is required to be filed by the Company and its Subsidiaries.
               (e) Amended Returns. Neither Buyer nor any Affiliate of Buyer shall (or shall cause or permit the Company or any of its Subsidiaries to) file, amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company with respect to any taxable year or period with respect to which Seller could be liable for Taxes under this Agreement, or which includes the Closing Date, without the prior written consent of Seller, not to be unreasonably withheld.
               (f) Tax Context Claims. Buyer shall promptly notify Seller in writing upon receipt by Buyer, the Company, or any of its Subsidiaries of a written notice of any pending or threatened Tax audits, examinations or assessments by any taxing authority or judicial or administrative proceeding relating to Taxes (“Tax Contest Claims”). Buyer and Seller shall cooperate with each other in the conduct of any Tax Contest Claim; provided, however, Buyer shall have the right to control the conduct of any Tax Contest Claim. Seller shall, at its own expense, have the opportunity to participate in any such Tax Contest Claim to the extent that such Tax Contest Claim related to Taxes for which Seller could be liable under this Agreement. Such participation shall include the following: (A) the Company and Buyer shall keep Seller reasonably informed of the progress of any such audit or other proceeding at Seller’s own expense and shall consult with Seller regarding the conduct of such audit or proceeding, (B) Seller shall have reasonable opportunity to comment on any written materials prepared or furnished in connection with such audit or proceedings for submission to the relevant Tax authority and the Company and Buyer shall accept any reasonable comments made by Seller with respect thereto, (C) the Company and Buyer shall provide Seller copies of any written materials relating to such claim received from the relevant Tax authority, and (D) Seller shall be entitled to be present at all meetings with the relevant Tax authority and at all other proceedings. Buyer shall not resolve, settle, compromise, or abandon any issue or claim that relates to Taxes for which Seller could be liable under this Agreement, without the prior written consent of Seller.
               (g) Like Kind Exchange. Seller shall cooperate, as and to the extent reasonably requested by Buyer, in connection with enabling the transactions contemplated herein to qualify in whole or in part as a “like kind” exchange pursuant to Section 1031 of the Code; provided, however, (i) Seller shall in all cases be entitled to receive the consideration described in this Agreement at the times and in the forms described in this Agreement and (ii) the Closing shall not be delayed as a result of this Section 6.10(g). Buyer agrees to indemnify Seller and its Affiliates against, and hold them harmless from, any and all reasonable costs, fees, expenses (including reasonable amounts for internal resources utilized by such other party), and Taxes incurred with respect to furnishing such cooperation, as well as for any actions, claims or Damages made by any qualified intermediary or qualified exchange accommodation titleholder described in Section 10.04 or any other Person in connection with any action taken pursuant to this Section 6.10(g).
               (h) Coordination. In the event of a conflict between the provisions of this Section 6.10 and Article 9, the provisions of this Section 6.10 shall control.
          Section 6.11. Coal Assets. It is agreed by the parties that the Coal Subsidiaries and Coal Assets are not and shall not be part of the purchase and sale hereunder. Notwithstanding anything to the contrary herein or in the other Transaction Documents, prior to the Closing Date, Seller shall be permitted to transfer the Coal Subsidiaries to Affiliates of Seller other than the Company and its Subsidiaries by assignment, merger, asset transfer or any other means, as determined by Seller in its sole discretion. Neither Seller nor the Company make any representations or warranties herein with respect to the Coal Subsidiaries or Coal Assets (other than as set forth in Section 4.06).
          Section 6.12. Insurance. From the date of this Agreement to the Closing Date, each of the Company and its Subsidiaries shall use its commercially reasonable efforts to (x) give notice to each insurer under each policy held by Seller and its Affiliates (other than the Company and its Subsidiaries) of any and all material claims that may be insured thereby and (y) pursue such claims in the ordinary course of business consistent with past practice.
          Section 6.13. Non-Compete. (a) From the Closing until the date that is the second anniversary of the Closing Date, Seller will not, directly or indirectly, develop, or acquire an equity interest in, or provide any debt financing to, any Person who is engaged or proposes to engage, in any of the following: (i) any underground storage facility for NGLs or refined products in Mont Belvieu, Texas; (ii) any NGL fractionation facility at Mont Belvieu, Texas; (iii) any underground storage facility for NGLs at Hattiesburg, Mississippi; (iv) any NGL pipeline transportation assets from the Mid-Continent to Mont Belvieu, Texas; (v) an import/export facility for natural gas liquids in the Houston Ship Channel at the site set forth in that certain Letter of Intent with a counterparty previously identified to Buyer; or (vi) any refinery off gas processing or NGL fractionation within 25 miles of New Orleans, Louisiana.
               (b) Notwithstanding the foregoing, nothing in this Section 6.13 shall be deemed to preclude Seller from, directly or indirectly: (i) engaging in any business involving

(w) any lease of NGL or refined product storage; provided, however, such leasing activity shall not allow for sub-leasing of such storage space as an ongoing commercial activity, (x) any lease of any transportation services on an NGL pipeline, (y) any lease of fractionation services or (z) the purchase of products, in each case, from any operator in any of the regions or markets referred to in the immediately preceding paragraph; (ii) trading (in both the physical and financial markets), processing (including blending), storing, transporting and/or marketing of energy and energy-related products; provided, however, such exclusion will not allow for marketing the underlying storage capacity, fractionation capacity or transportation capacity as an ongoing commercial activity; (iii) acquiring any Person or assets that derive(s) less than the lesser of (x) $50,000,000 of revenue for the 12-month period prior to the acquisition from the activities listed in any of clauses (i), (ii) or (iii) of Section 6.13(a) and (y) 10% of its revenues for such twelve-month period from the activities listed in any of clauses (i), (ii) or (iii) of Section 6.13(a) (provided that Seller shall (i) provide Buyer the exclusive opportunity, for a period of forty-five (45) days following the closing of such acquisition, to negotiate the purchase of such portion of such business that is engaged in any of such activities and (ii) if Buyer and Seller do not enter into an agreement with respect to Buyer’s purchase of such portion of such business within such 45-day period, divest such portion of such business within six (6) months of the acquisition) or (iv) trading, in the ordinary course of its business, of equities and other securities of any Person who operates the businesses described in Section 6.13(a); it being understood that an acquisition of over 20% of the equity or 20% of the debt of any such Person shall be deemed outside of the ordinary course of its business.
               (c) It is agreed by the parties that the foregoing covenant imposes a reasonable restraint on Seller in light of the activities and businesses of Buyer on the date hereof and the current plans of Buyer for the businesses referred to in Section 6.13(a) from and after Closing. Additionally, because of the difficulty of measuring economic losses to Buyer as a result of a breach of the foregoing covenant, and because of the immediate and irreparable damage that could be caused to Buyer for which it may not have any other adequate remedy, Seller agrees that Buyer may seek to enforce the foregoing covenant by seeking to obtain injunctions, restraining orders and other equitable actions; provided, for the avoidance of doubt, the foregoing shall in no manner restrict Seller’s right to defend any claim asserted by Buyer with respect to this Section 6.13.
          Section 6.14. Non-Solicit. From the Closing until the date that is the second anniversary of the Closing Date, neither Seller nor its controlled Affiliates will, directly or indirectly, solicit for employment any Employee who accepts his or her offer of employment pursuant to Section 6.09 (a “Covered Employee”). Notwithstanding the foregoing, the limitations herein shall not prohibit the use of any general solicitations not specifically directed at the Covered Employees. It is agreed by the parties that the foregoing covenant imposes a reasonable restraint on Seller and its controlled Affiliates in light of the activities and businesses of Buyer on the date hereof and the current plans of Buyer for its businesses from and after Closing. Additionally, because of the difficulty of measuring economic losses to Buyer as a result of a breach of the foregoing covenant, and because of the immediate and irreparable damage that could be caused to Buyer, for which it would have no other adequate remedy, Seller agrees that Buyer may seek to enforce the foregoing covenant by injunctions, restraining orders and other equitable actions; provided the foregoing shall in no manner restrict Seller’s right to defend any claim.

          Section 6.15. Notification of Certain Matters. Each party shall promptly notify and provide copies to the others of the following upon acquiring knowledge thereof:
               (a) any written notice from any Governmental Authority alleging that the consent or approval of such Governmental Authority is required to consummate the transactions contemplated by this Agreement or written notice from any other Person alleging that any consent that is material to the Company and its Subsidiaries, taken as a whole, is required to consummate the transactions contemplated by this Agreement;
               (b) any written, material notice or other written, material communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
               (c) any occurrence or event that would reasonably be expected to cause an inaccuracy of any representation or warranty of that party contained in this Agreement at any time during the term hereof such that any condition set forth in Article 7 would not be satisfied; and
               (d) any material failure of any party (or of its officers, directors, employees or agents) to comply with or satisfy any covenant, agreement or obligation of such party to be complied with or satisfied by such party under this Agreement following the time at which such compliance or satisfaction was contemplated to occur pursuant to the terms of this Agreement that would reasonably be expected to cause any condition set forth in Article 7 not to be satisfied.
     Notwithstanding the above, the delivery of any notice pursuant to this Section 6.15 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the transactions contemplated hereby.
          Section 6.16. No Negotiation. Other than as permitted in Sections 6.01 and 6.11 herein, until such time, if any, that this Agreement is terminated pursuant to Article 8, Seller will not, and will cause the Company, its Subsidiaries and its and their representatives not to, directly or indirectly, solicit, initiate, encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of any material portion of the business of the Company or any Subsidiary or any of their respective material assets, the sale of any of the capital stock or other equity interests of the Company or any Subsidiary, or any merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary.
          Section 6.17. Guarantee of Buyer’s Payment Obligations. Concurrently with the execution of this Agreement, Buyer shall have delivered to Seller a true and complete copy of that certain Guarantee (the “Guarantee”), dated as of the date hereof, by Energy Transfer in favor of Seller, which fully and unconditionally guarantees the performance of all of Buyer’s obligations hereunder and under the other Transaction Documents.
          Section 6.18. Cooperation with Respect to Financing. Prior to Closing, Seller shall furnish Buyer, as promptly as practicable, with the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related statements of operations and cash flows as of the end of any quarterly period ending after the execution of this Agreement and, prior to the Closing Date, any other financial information reasonably requested by Buyer and readily available to Seller, the Company or its Subsidiaries (provided, in no event shall Seller be required to make any such information compliant with either Regulation S-X or Regulation S-K under the Securities Act).
ARTICLE 7
CONDITIONS TO CLOSING
          Section 7.01. Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate the Closing are subject to the satisfaction of the following conditions:
               (a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.
               (b) No order, injunction or decree issued by a court of competent jurisdiction preventing the consummation of the Closing or any of the material transactions contemplated by this Agreement or the other Transaction Documents shall be in effect.
          Section 7.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:
               (a) (i) The representations and warranties of Seller contained in Sections 3.01, 3.02, 3.05, 3.06, 4.01(a), 4.02, 4.04 and 4.19 shall be true and correct in all material respects both at and as of the date hereof and at and as of the Closing Date, as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specific time, which shall be true and correct in all material respects only as of such time) and (ii) all other representations and warranties of Seller contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct both at and as of the date hereof and at and as of the Closing Date, as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specific time, which shall be true and correct only as of such time), with only such exceptions as do not, individually or in the aggregate, constitute a Material Adverse Effect.
               (b) Seller and the Company shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing.
               (c) Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been met.
               (d) Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect.

          Section 7.03. Conditions to Obligation of Seller and the Company. The obligation of Seller and the Company to consummate the Closing is subject to the satisfaction of the following further conditions:
               (a) The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects both at and as of the date hereof and at and as of the Closing Date, as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specific time, which shall be true and correct in all material respects only as of such time).
               (b) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.
               (c) Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been met.
          Section 7.04. Frustration of Closing Conditions. None of Seller, the Company or Buyer may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied to excuse such party’s obligation to effect the transactions contemplated hereby if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the transactions contemplated by this Agreement, including as required by and subject to Section 6.06.
ARTICLE 8
TERMINATION
          Section 8.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
               (a) by mutual written agreement of Seller and Buyer;
               (b) by either Seller or Buyer, if the Closing shall not have been consummated on or before September 1, 2011 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time;
               (c) by Seller, if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03, (ii) cannot be cured or, if curable, has not been cured prior to the earlier of thirty (30) days following receipt by Buyer of written notice of such breach or failure to perform or two (2) Business Days prior to the Termination Date, and (iii) has not been waived by Seller;
               (d) by Buyer, if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02, (ii) cannot be cured or, if curable, has not been cured prior to the earlier of thirty (30) days following receipt by Seller of written notice of such breach or failure to perform or two (2) Business Days prior to the Termination Date, and (iii) has not been waived by Buyer;
               (e) by Seller, if all of the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing), Buyer fails to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.02 and Seller and the Company stood ready and willing to consummate on that date;
               (f) by Buyer, if all of the conditions set forth in Sections 7.01 and 7.03 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing), Seller or the Company fails to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.02 and Buyer stood ready and willing to consummate on that date; or
               (g) by either Seller or Buyer, if consummation of the transactions contemplated hereby or by the other Transaction Documents would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction. The party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other parties.
          Section 8.02. Effect of Termination. If this Agreement is terminated as permitted by Section 8.01, this Agreement shall become void and of no effect without Liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that no such termination shall relieve any party hereto of any Liability for damages to any other party hereto resulting from any material breach of this Agreement occurring prior to such termination or of Liability for fraud. The provisions of this Section 8.02 and Section 6.02(b) and Article 10 shall survive any termination hereof pursuant to Section 8.01.
ARTICLE 9
SURVIVAL; INDEMNIFICATION
          Section 9.01. Survival. The representations and warranties of the parties under this Agreement shall survive the Closing until the eighteen (18) month anniversary of the Closing Date; provided that (i) the representations and warranties set forth in Sections 3.01, 3.02, 3.05, 3.06, 4.01(a), 4.02, 4.04, 4.19, 5.01, 5.02, and 5.07 (the “Fundamental Representations”) shall survive the Closing until the five (5) year anniversary of the Closing Date and (ii) the representations and warranties set forth in Section 4.17 shall survive until ninety (90) days after the expiration of the statute of limitations applicable to the relevant Tax. The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing in accordance with their terms. Notwithstanding the preceding sentences, any inaccurate or breached representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have properly been given to the party against whom such indemnity may be sought prior to the time at which it would otherwise terminate pursuant to the preceding sentences.
          Section 9.02. Indemnification. (a) Effective after the Closing, subject to the terms and conditions of this Article 9, Seller hereby indemnifies Buyer and its Affiliates against, and shall hold each of them harmless from, any and all damages, losses, fines, settlement payments, awards, penalties, interest and expenses (including reasonable attorneys’ fees) (“Damages”) actually incurred or suffered by Buyer or any of its Affiliates to the extent relating to or arising out of (i) any breach or inaccuracy of any of the representations and warranties of Seller or the Company contained in this Agreement (determined without regard to any materiality or Material Adverse Effect qualification contained therein) (each such breach or inaccuracy, a “Warranty Breach”), (ii) any breach of covenant or agreement made or to be performed by Seller or, prior to the Closing, the Company pursuant to this Agreement, (iii) the Excluded Businesses, (iv) any assumption or guarantee (whether direct, contingent or otherwise) by the Company or any Subsidiary in respect of indebtedness for borrowed money or other obligations of any Person (other than any indebtedness or other obligations of the Company or any Subsidiary) or (v) the Seller Employee Plans or any Company Employee Plan. Notwithstanding the foregoing, in no event shall Seller be required to indemnify Buyer for any for any single Warranty Breach unless the aggregate amount of Damages with respect thereto exceeds $2,500,000 (each, a “Qualifying Warranty Breach”). In addition, (1) Seller shall not be liable to indemnify Buyer for any Damages arising out of any Qualifying Warranty Breach unless and until the aggregate amount of Damages with respect to all Qualifying Warranty Breaches exceeds 2.5% of the Final Purchase Price and then only to the extent of such excess, and (2) Seller’s maximum Liability for all Qualifying Warranty Breaches shall not exceed 15% of the Final Purchase Price; provided, however, that the limitations set forth in the foregoing clauses (1) and (2) shall not apply to a Qualifying Warranty Breach to the extent relating to Section 4.17 or a Fundamental Representation.
               (b) Effective after the Closing, subject to the terms and conditions of this Article 9, Buyer hereby indemnifies Seller and its Affiliates against, and shall hold each of them harmless from, any and all Damages actually incurred or suffered by Seller or any of its Affiliates to the extent relating to or arising out of (i) any breach or inaccuracy of any of the representations and warranties of Buyer contained in this Agreement (determined without regard to any materiality qualification contained therein) (each such breach or inaccuracy, a “Buyer Warranty Breach”) or (ii) any breach of covenant or agreement made or to be performed by Buyer or, following the Closing, the Company pursuant to this Agreement. Notwithstanding the foregoing, in no event shall Buyer be required to indemnify Seller for any for any single Buyer Warranty Breach unless the aggregate amount of Damages with respect thereto exceeds $2,500,000 (each, a “Qualifying Buyer Warranty Breach”). In addition, (1) Buyer shall not be liable to indemnify Seller for any Damages arising out of any Qualifying Buyer Warranty Breach unless and until the aggregate amount of Damages with respect to all Qualifying Buyer Warranty Breaches exceeds 2.5% of the Final Purchase Price and then only to the extent of such excess, and (2) Buyer’s maximum Liability for all Qualifying Buyer Warranty Breaches shall not exceed 15% of the Final Purchase Price; provided, however, that the limitations set forth in the foregoing clauses (1) and (2) shall not apply to a Buyer Warranty Breach to the extent relating to a Fundamental Representation.

          Section 9.03. Third-Party Claim Procedures. (a) The party seeking indemnification under Section 9.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under Section 9.02. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party), including the specific representation claimed to have been breached or to be inaccurate and the calculation of Damages. So long as the notice thereof is given within the applicable survival period set forth in Section 9.01, the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations or Liability hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.
               (b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall continue to be entitled to assert any limitation of any claims contained in this Article 9.
               (c) If the Indemnifying Party elects to assume the defense of any such Third-Party Claim, it shall within 30 days notify the Indemnified Party in writing of its intent to do so and the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. The Indemnifying Party will have the right to assume control of such defense of the Third-Party Claim only for so long as it conducts such defense with reasonable diligence. The Indemnifying Party shall keep the Indemnified Parties advised of the status of such Third-Party Claim and the defense thereof on a reasonably current basis and shall consider in good faith the recommendations made by the Indemnified Parties with respect thereto. If the Indemnifying Party assumes the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 9.03, the Indemnified Party shall be entitled to participate in the defense of any such Third-Party Claim and to employ, at its expense, separate counsel of its choice for such purpose, it being understood, however, that the Indemnifying Party shall continue to control such defense; provided, that notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses) of the Indemnified Party if (x) the Indemnified Party’s outside counsel shall have reasonably concluded and advised the Indemnified Party in writing (with a copy to the Indemnifying Party) that there are defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (y) the Indemnified Party’s outside counsel shall have advised the Indemnified Party in writing (with a copy to the Indemnifying Party) that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party. Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnified Party to any criminal liability, requires an admission of guilt or wrongdoing on the part of the Indemnified Party or imposes any continuing obligation on or requires any payment from the Indemnified Party without the Indemnified Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
               (d) Each party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
          Section 9.04. Direct Claim Procedures. If the Indemnified Party has a claim for indemnity under Section 9.02 against the Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party) and calculation of Damages. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.
          Section 9.05. Calculation of Damages. (a) The amount of any Damages payable under Section 9.02 by the Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by the Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party. The Indemnified Party shall use its reasonable best efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 9.02.
               (b) The Indemnifying Party shall not be liable under Section 9.02 for any (i) consequential, exemplary, punitive or indirect or special Damages or (ii) Damages for lost profits, except to the extent any such Damages are required to be paid in any Third-Party Claim for which such Indemnified Party is entitled to indemnification pursuant to this Article 9.
               (c) To the extent an Indemnified Party is required by Applicable Law to mitigate Damages, such Indemnified Party shall comply with any such mitigation requirement.
               (d) Seller shall have no obligation to indemnify Buyer or its Affiliates pursuant to Section 9.02 to the extent the related Damages result or arise primarily from any disclosure or other communication to any Governmental Authority or other Third Party or any invasive sampling or testing of any building materials, soil, surface water, groundwater or other environmental media by or on behalf of Buyer or any of its Affiliates, except to the extent that such disclosure, communication, sampling or testing is undertaken (i) in order to comply with Applicable Law, (ii) at the request of a Governmental Authority, (iii) in order to defend against a claim brought by any Person, (iv) in connection with a bona fide construction or repair project, or (v) in response to an emergency condition that in the reasonable opinion of Buyer presents a potentially unreasonable risk to human health, safety or the environment.
               (e) Seller shall have no obligation to indemnify Buyer or its Affiliates pursuant to Section 9.02 with respect to any Damages or alleged Damages to the extent that such Damages or alleged Damages were taken into account in the determination of Closing Net Working Capital.
               (f) Any indemnity payment under this Agreement shall be treated as an adjustment to the Final Purchase Price for Tax purposes.
          Section 9.06. Exclusivity. (a) Subject to the rights set forth in Section 10.12, from and after the Closing, except for the assertion of any claim based on fraud and for matters covered by the other Transaction Documents, the indemnification provisions of Sections 6.08 and 6.10 and this Article 9 shall be the sole and exclusive remedy of each party and its Affiliates, regardless of Applicable Law or the legal theory under which any obligation or legal Liability may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity or otherwise, for any breach of the other party’s representations, warranties, covenants or agreements contained in this Agreement or with respect to the transactions contemplated hereby.
               (b) Except as specifically set forth in this Article 9, effective as of the Closing, Buyer waives any rights and claims Buyer may have against Seller, whether in law or equity, relating to claims for contribution and other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect).
ARTICLE 10
MISCELLANEOUS
          Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Buyer, to:
ETP-Regency Midstream Holdings, LLC
3738 Oak Lawn Avenue
Dallas, TX 75219
Attention: Thomas P. Mason
Facsimile: (214) 981-0701
with a copies to:
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219
Attention: Thomas P. Mason
Facsimile: (214) 981-0701

Regency Energy Partners LP
2001 Bryant Street, Suite 3700
Dallas, TX 75201
Attention: Paul M. Jolas
Facsimile: (214) 840-5208
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
Attention: G. Michael O’Leary
Facsimile: (713) 238-7130
if to Seller, or to the Company prior to the Closing, to:
Louis Dreyfus Highbridge Energy LLC
20 Westport Road
P.O. Box 843
Wilton, CT 06897-0843
Attention: George Ferris, Chief Financial Officer
Facsimile: (203) 761-2773
with a copy to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention: Barbara L. Becker
Facsimile: (212) 351-6202
or such other address or facsimile number as such party may hereafter specify in writing for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed duly given when delivered personally (including by courier or overnight courier with confirmation), via facsimile (with confirmation) or delivered by an overnight courier (with confirmation), if, in any such case, confirmation is obtained prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day.
          Section 10.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.
               (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          Section 10.03. Expenses(a) . Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided however, Buyer shall pay all fees and expenses relating to any filing made pursuant to the HSR Act.
          Section 10.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that Buyer may assign its rights and obligations under this Agreement to any Affiliate of Buyer (provided that such Affiliate is organized under the laws of the State of Delaware, the State of New York or the State of Washington) without the consent of Seller so long as Buyer remains responsible for the performance of all its obligations hereunder and the Guarantee shall remain in full force and effect; and provided, further, Buyer may assign either this Agreement or any of its rights or obligations under this Agreement without the consent of Seller to a qualified intermediary organized under the laws of the State of Delaware, the State of New York or the State of Washington and/or a qualified exchange accommodation titleholder organized under the laws of the State of Delaware, the State of New York or the State of Washington (as that term is defined in Revenue Procedure 2000-37), in each case through a corporation or limited liability company formed in the State of Delaware, the State of New York or the State of Washington, in connection with any transaction described in Section 6.10(g), provided that such assignment shall not relieve Buyer from any of its obligations or liabilities hereunder.
          Section 10.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules thereof.
          Section 10.06. Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any New York state or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York state or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
          Section 10.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          Section 10.08. Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts (including facsimile and electronic transmission counterparts), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Section 6.04, this Section 10.08 and Article 9, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.
          Section 10.09. Entire Agreement. This Agreement, the other Transaction Documents, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
          Section 10.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          Section 10.11. Disclosure Schedules. Seller has set forth information on the Disclosure Schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Disclosure Schedules need not be set forth in any other section so long as its relevance to such other section of the Disclosure Schedules or section of this Agreement is reasonably apparent from the disclosure of such matter in the Disclosure Schedules. The parties acknowledge and agree that (a) the Disclosure Schedules may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.
          Section 10.12. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof (including failing to take such actions as are required hereunder in order to consummate the transactions contemplated by this Agreement) and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the performance of the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Termination Date, either party brings any action to enforce specifically the performance of the terms and provisions of this Agreement by the other party, the Termination Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.
          Section 10.13. Waiver of Conflicts; Attorney-Client Privilege. (a) Buyer waives and will not assert, and Buyer agrees to cause its Affiliates (including, after the Closing, the Company and its Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any present or former shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby or by any other Transaction Document, by any legal counsel currently representing Seller or any of its Affiliates in connection with this Agreement or any other agreements or transactions contemplated hereby or by any other Transaction Document (the “Current Representation”).
               (b) Buyer waives and will not assert, and Buyer agrees to cause its Affiliates (including, after the Closing, the Company and its Subsidiaries) to waive and not assert, in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby, any communications with any Person other than the Designated Persons or any communications after the Closing.
          Section 10.14. No Presumption Against Drafting Party. Buyer, Seller and the Company have fully participated in the negotiation and drafting of this Agreement. If an ambiguity, question of intent or question of interpretation arises, this Agreement must be construed as if drafted jointly, and there must not be any presumption, inference or conclusion drawn against any party by virtue of the fact that its representative has authored this Agreement or any portion hereof.
[Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

ETP-REGENCY MIDSTREAM HOLDINGS, LLC

By:	/s/ Michael D. Smith
Name: Michael D. Smith
Title: Authorized Signatory

LDH ENERGY ASSET HOLDINGS LLC

By:	/s/ George N. Ferris
Name: George N. Ferris
Title: Executive Vice President and Chief Financial Officer

LOUIS DREYFUS HIGHBRIDGE ENERGY LLC

By:	/s/ William C. Reed II
Name: William C. Reed II
Title: President and Chief Executive Officer
[SIGNATURE PAGE TO PURCHASE AGREEMENT]

For the limited purposes of Sections 6.01(c), 6.02 and 6.17 only:
ENERGY TRANSFER PARTNERS, L.P.
By: Energy Transfer Partners GP, L.P., its general partner
By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Michael D. Smith
Name: Michael D. Smith
Title: Vice President, Mergers & Acquisitions
For the limited purposes of Sections 6.01(c) and 6.02 only:
REGENCY ENERGY PARTNERS LP
By: Regency GP LP, its general partner
By: Regency GP LLC, its general partner

By:	/s/ Paul M. Jolas
Name: Paul M. Jolas
Title: Executive Vice President, Chief Legal Officer and Secretary
[SIGNATURE PAGE TO PURCHASE AGREEMENT]